                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                        TO
                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        PATH 1 NETWORK TECHNOLOGIES INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          DELAWARE                                    13-3989885
-------------------------------------------------------------------------------
(State or other jurisdiction of
incorporation or organization)             (I.R.S. Employer Identification No.)

  3636 NOBEL DRIVE, SUITE 275, SAN DIEGO, CA                 92122
-------------------------------------------------------------------------------
  (Address of principal executive offices)                 (Zip Code)

    Registrant's telephone number, including area code   (858) 450-4220

Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class                       Name of each exchange on which
    to be so registered                       each class is to be registered
-----------------------------------        ------------------------------------
            N/A                                            N/A

Securities to be registered pursuant to Section 12(g) of the Act:


                CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

BUSINESS

OVERVIEW

         We believe there will be, over the next several years, a significant increase in the number of audio, video and telephony transmissions over the Internet, and that there will be a market for products which can enable wired data transmission networks to handle equally adeptly each of these kinds of transmissions. It is our goal to position ourselves at the forefront of this movement through the introduction of products based on our proprietary TrueCircuit-TM- technology. Our TrueCircuit technology is capable of enabling the efficient transmission of all communications over a single network and bringing high-level quality of service (QoS) and real-time audio, video and telephony capabilities to the Internet and to standard Internet Protocol (IP) networks. Our intended real-time data delivery product line for business and, ultimately, the home would have the potential to quickly change the way video content is produced and delivered, and to ensure that a phone call placed over the Internet will be delivered as reliably as calls made over today's telephone network. Among other benefits, our intended products would also enable improved interaction of computers, telephone equipment, video equipment and network appliances.



         As it operates today, IP (which is simply a common set of procedures, conventions and rules to link together computers and information across the world) fragments information into packets of data and automatically routes these packets to their correct destination via intermediate switching nodes called IP routers. This process, known as "packet-switching", does not ensure that packets will arrive in the same order in which they were sent, or that they will arrive at their destinations in a timely manner.



         Packet-switching works best for transmission of data, which is tolerant of packet re-ordering and large variations in transmission time (known as "jitter"). Jitter causes the recipient of an audio or video transmission to experience a jerky or otherwise imperfect signal, or lengthy download times as packets respectively arrive. In contrast, the transmission of real-time signals, including audio and video, requires timely, predictable and consistent delivery. Traditional telephone networks use "circuit-switching" to meet the needs of real-time audio signals. Circuit-switching ensures that a communications signal always has a consistent, fixed point-to-point path, or "channel", from source to destination. Because circuit-switching maintains a constant route, it minimizes end-to-end delays and jitter. However, traditional circuit-switching is not practical for many of today's Internet uses due to its relatively rigid and inflexible structure.



         Our technology addresses the inherent deficiencies of packet-switching as applied to transmission of real-time signals by superimposing a circuit-switched infrastructure on standard IP networking, while maintaining full compatibility with existing IP networks.



         Although we do not have products ready for sale in the marketplace, we have developed our core software and hardware technology, TrueCircuit, and completed production of a first generation of prototype equipment containing this proprietary TrueCircuit technology. The TrueCircuit Multimedia Gateway, our initial product, is currently in limited production and undergoing beta-test field evaluation with several companies. As further discussed in this section, we have several other proposed products at various stages in the developmental process. We intend to continue to pursue development and introduction of our proposed products into wide area networks
(WANs), local area networks (LANs), metropolitan area networks (MANs), and the Home Networking Market, which includes television, telephone, personal computers and home security systems.


INDUSTRY BACKGROUND

         CONVERGENCE - AN INTERNET MARKET OPPORTUNITY

         The ability to utilize intranets and the Internet to make clear, high-quality telephone calls and transmit live, high-quality video is almost a reality. Many companies around the world currently produce equipment that interface standard telephone and video equipment with computer data networks, including the Internet.

         There are strong incentives for companies to merge all of their communication activities over a network of wires, including for data, voice, video and control. Currently, companies employ several separate networks throughout an enterprise -- telephone, computer, security and fire protection. By combining these, an organization would incur the cost of installing and maintaining only one network, rather than several separate networks, each of which would require capital outlay and staffing.



        Known as "convergence," a shift to a single network would allow these companies to take full advantage of the significant cost savings and increased throughput that computer networks provide. Network convergence technology enables the merging of disparate digital information such as full-motion video, still video images, audio, telephony and business data over the same network infrastructure (as compared to the use of separate networks for separate applications, e.g. using a telephone network to place a telephone call). The emergence of this network convergence technology has largely been made possible by the move from analog to digital technology in all forms of media. Our TrueCircuit technology facilitates efficient convergence, enabling disparate services to be carried without disruption, and meets the specific technical requirements of each service in their combined carriage over LANs, MANs, and WANs.



         In addition to cost savings, we intend that "convergence" products developed using our TrueCircuit technology could provide enhanced quality to IP networks in businesses and at home by enabling real-time audio, video and telephony to be delivered over a single IP network with the equivalent of "circuit-switched" quality of service (QoS). QoS, a recognized industry term, is simply a statement of a technology's capabilities in transporting information across a network. The term "QoS" can pertain to one or more factors (e.g. latency, jitter or throughput) relating to quality of data transport across a network. Our "circuit-switched" QoS specifications cover the following key factors: (i) jitter, (ii) latency (which is the delay in transmission of an information packet from source to destination across a network), (iii) reliability (which is defined as the percentage of packets that are delivered across the network), (iv) sequence (which is defined as delivery of packets of information in the correct order), and (v) throughput (which is defined as the consistent transport and delivery of a certain specified level of information packets per second). Thus, when we state that TrueCircuit can provide "circuit-switched" QoS, it means that our intended products will minimize jitter and latency and assure sufficient sequence, reliability and throughput capabilities so as to enable DVD-quality video, CD-quality radio, telephony and other time-critical information to all be transported simultaneously, alongside non-real-time data, over one IP network.


         THE NEED FOR A SOLUTION


         Computer data is tolerant of packet-switching jitter and other QoS problems because computer data does not require real-time delivery; it does not matter when or in what order the packets arrive. In contrast, real-time services (e.g. voice, audio and live, interactive video) require timely, predictable and consistent delivery. As a result of current network systems' packet-switching jitter and other QoS problems, multimedia and other time critical transmissions experience long delays and degradation. Therefore, IP network systems cannot currently provide the convergence of real-time voice, high-fidelity audio, and live, interactive video services with computer data over a single network.



         Current delays and delivery problems associated with real-time transmission result from the collision of packets carrying data when network traffic volume is high. With existing IP computer networks, there is a lack of an effective traffic management infrastructure to eliminate such collisions. Despite this deficiency, IP has become the de facto standard for computer networks. Within LANs, the vast majority of computers communicate via IP networks, such as Ethernet, the most prevalent of local IP networks. Within WANs, most computers communicate using IP switching over ATM/SONET links, which are circuit-switched networks. Furthermore, major telecomm vendors have publicly indicated that they plan to move to IP-only equipment -- entirely eliminating ATM from their networks -- because IP systems are less costly.



         Our TrueCircuit technology responds to the need to enable packet-switched IP networks to provide high-quality, real-time transmissions by coordinating the transport of packets across the network to eliminate or minimize delays and unreliable delivery. In this regard, we believe our TrueCircuit technology can make available the best of both worlds - the reliability and speed of circuit-switched networks along with the data carrying capability and low cost of IP networks.

      As the demand for real-time network services grows, the traffic control of the transmitted information becomes increasingly important. Congestion of information packets at points of contention (bottlenecks in a network), results in QoS failures, as these information packets are forced to "queue" at those points of contention rather than proceeding without delay to their destinations. The greater the bandwidth demanded by a particular traffic stream, the higher the potential for service degradation, with packet collisions rising as the network utilization increases. This is evidenced by delays and degradation of the images, sound and other real-time data that are transmitted. In a simple analogy, the packets can be likened to cars competing for space on a crowded freeway leading to their destination. Collisions and delays are difficult to avoid in such circumstances; however, timing and control systems such as express lanes, ramp meters which time the car's access to the freeway and changeable message signs that coordinate more expeditious routing can substantially reduce delays and collisions. Similarly, our TrueCircuit technology provides the timing, channels and coordination that eliminate or minimize the delays and collisions of packets across the network from source to destination.



         Thus, TrueCircuit's mechanism for a coordinated flow of real-time packets to avoid points of network contention has the ability to help improve QoS and permit multiple, simultaneous uses of the network (i.e., computer traffic, voice and video).



         The elimination or avoidance of bottlenecks in the network would also reduce the need for queuing at network nodes because the time critical-data would be transported over dedicated channels, leaving the remaining bandwidth for non-time-critical data. This should enable businesses to reduce network equipment costs, as a result of increased utilization of networks at any given capacity level.



         Bandwidth demands continue to grow due to technological innovations and new applications. Unless bandwidth supply significantly exceeds bandwidth demand (a scenario that no one foresees), there will always be bottlenecks if packet traffic flow is not coordinated. Therefore, increases in bandwidth supply notwithstanding, there will continue to be a need for solutions such as those offered by TrueCircuit technology. As more and more high-speed corporate LANs connect to slower external WANs, and as newer high-speed networks link to existing, slower ones, bottlenecks will continue to rise at points of ingress from the faster networks to the slower ones. These networks will saturate, again resulting in increased congestion. And within LANs shared by many users across different organizations, competing demands for the network's available bandwidth supply causes packet collisions that degrade the quality of service provided over the network. We believe our proposed products, based on our proprietary TrueCircuit technology, will be able to effectively address the problem of increased demand at a given level of bandwidth supply by coordinating the flow of packets end-to-end.



         Services that are dependent on time-critical data stand to benefit the most from TrueCircuit-TM- technology's QoS solution. These include:



         -        IP telephony

         -        Video distribution

         -        Transaction processing

         -        Security systems

         -        Data acquisition and control

         -        Factory floor automation

         We demonstrated a prototype of the TrueCircuit Multimedia Gateway
(TMG), a proof-of-concept product, at the Networld+Interop trade show held at Las Vegas in May 1999. This show exposed us to potential customers, including telecommunications services providers, systems integrators and other equipment manufacturers that might incorporate TrueCircuit in future network products. No direct business was generated from our appearance at this trade show. However, the demonstration of our technology at this show provided us with positive feedback from


                                        4
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industry representatives regarding TrueCircuit's ability to solve QoS problems which currently inhibit the convergence of real-time audio, video and telephony and non-real-time data over IP networks.


SERVICES

         THE PATH 1 SOLUTION: TRUECIRCUIT-TM-

         As networks integrate and become faster, we expect there will be an increased demand for real-time services (e.g., telephone and video conferencing) driven by new applications and ever-increasing expectations on the part of business and consumers. Real-time services require predictability and minimal delays from end-to-end. Our technology satisfies these requirements and because it has been designed to industry standards and protocols, is compatible with today's IP networks.



         TrueCircuit, our core technology, is a software and hardware-based solution for managing network traffic that is, at its essence, a method (or algorithm) for the transmission of data on a real-time basis over IP networks. TrueCircuit addresses the fundamental issue of network traffic management by creating a separate dedicated channel for each real-time stream -- isolating each stream from other real-time streams and the non-real-time data traffic. These dedicated, end-to end channels, technically termed "isochronous" channels, provide a means of carrying real-time data and ensuring the fast, regular and timely delivery of packets end-to-end across the network. In addition, TrueCircuit has a dynamic allocation system which sets up channels for the bandwidth required for a specific stream of data and then "vaporizes" the channel when it is no longer needed. This allocation scheme maximizes the productivity of a network, providing bandwidth only as required, as compared with systems that allocate fixed bandwidth, which cannot adapt to continuously changing requirements.



         TrueCircuit works with the existing wiring of a standard Internet Protocol (IP) network. This compatability would benefit potential customers such as, for example, Internet Service Providers (ISPs), who by using TrueCircuit-based products will have the ability to provide their customers with "circuit-switched" QoS for the transmission of real-time signals within an IP network. Without such traffic management, there would be visible delays and degradation of sound and images transmitted over a network.



         TrueCircuit can be implemented cost effectively because it is compatible with already-installed legacy equipment. As such, the end user does not have to incur the cost of installing an entirely new network. The advantages of TrueCircuit are most dramatic within IP networks that are shared across a corporation, such as Ethernet LANs, where it can almost entirely eliminate collisions for real-time traffic, thereby unlocking the full potential of the existing IP/Ethernet computer network infrastructures.



         Ethernet (the name commonly used for IEEE 802.3 CSMA/CD) is the dominant cabling and low-level data delivery technology used in LANs and is also used for MANs and WANs. First developed in the 1970s, it was published as an open standard by DEC, Intel, and Xerox (or DIX) and later described as a formal standard by the IEEE. TrueCircuit`s ability to provide "circuit-switched" QoS for real-time multimedia over this most prevalent cabling in the industry provides considerable market growth opportunity for Path 1.



         Furthermore, our management is currently unaware of any other technology that can deliver the "circuit-switched" QoS directly over IP networks that is made possible by our patent pending technology. As a result, we are well positioned to capitalize on emerging telecommunications technology that are rapidly moving toward convergence of real-time multimedia over IP, as the network of choice.



         Some of our intended products based on our TrueCircuit technology could also offer significant advantages for ISPs by making new billing approaches possible, such as call-based and/or class-based billing, rather than just packet-based or flat-rate billing systems that are currently in use. The fast, automatic set-up and tear-down of dedicated end-to-end communication channels allows ISPs to adopt a telephone company


                                        5
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billing model based on actual usage, if desired. Furthermore, some of our intended products based on our TrueCircuit technology could be able to provide an immediate measurement of the true cost of an end-to-end channel as the sum of the per-link utilization of a route. This metering capability of TrueCircuit not only provides a mechanism for ISPs to offer new toll services, but also provides the practical basis for economic rationing of toll services.


PRODUCTS

         In developing our intended products, we have focused our resources on the most formidable QoS challenge: delivery of low-latency, high-quality video over Ethernet/IP networks, with a special emphasis on Gigabit Ethernet/IP networks, using Internet-compatible QoS protocols (these protocols are in essence a message format for asking equipment on a network to provide QoS at the level specified in the message). Those products intended to meet this challenge include Gigabit Ethernet switches and broadcast-quality video transport and interfaces. In addition, with an eye toward packaging TrueCircuit for licensing and incorporation into third party products, we have designed our TrueCircuit technology to consist of easy-to-incorporate packages consisting of a reference design, a chip-set, and firmware application-programmer-interfaces (APIs).



         To help in the initial marketing of TrueCircuit-based products, we have also developed the TrueCircuit Multimedia Gateway to showcase the ease of implementation and other advantages of our technology.



         The following presents a number of Path 1 TrueCircuit-based products planned for development and introduction to the market during the second half of 2000 and the first half of 2001.



         TMG -TRUECIRCUIT MULTIMEDIA GATEWAY



         We propose to further develop our current TrueCircuit Multimedia Gateway (TMG) prototype and release this proof-of-concept design as TMGII, in order to address the large target market for telephony, multimedia and data transmission over the Internet. This product is aimed at the high-end consumer or small to medium-size business that can benefit from the convergence of low cost Internet telephone, videoconferencing and high-speed data services. This product also will be redesigned to be affordable to the target market. It is expected that this product can be sold in volume through Computer Superstores and retailers.



         PS1/PS100 - TRUECIRCUIT  NETWORK SWITCHES



         These network switches would be components of a LAN and would provide the capability to operate computers, telephones, video and audio equipment on high-speed and very-high-speed LANs, enabling multiple users to operate in a shared network with access to common data bases and services. The target market for the PS100 (100 megabit) switch would be small to medium-size business and high-end consumers with a limited amount of users on the network. The PS1(Gigabit) switch would be intended for the professional environment such as large offices, television stations, post-production companies and advertising agencies. It is expected that this product will be sold through system integrators or direct to large end-users.



         PG1 - TRUECIRCUIT GIGABIT ETHERNET PROFESSIONAL VIDEO INTERFACE



         PG1 is being designed for business networks and would provide an efficient method of connecting different services such as video, audio, telephony and data onto a single high speed Gigabit LAN. The product would be aimed at professional, multi-user LANs that require fast access to common real-time databases required by television networks for newsgathering, commercial / feature editing, program contribution and distribution, distance education and other professional network applications. PG1 would also allow simultaneous access to related computer data and telephony or videoconferencing between users on the network. PG1 would be a high-value, high-margin product designed to be affordable in a less price sensitive market segment. PG1 would be a complementary product to PS1. Both products would be used in professional multimedia networks.



         DOTCAM -TM-  DIGITAL TV CAMERA WITH TRUECIRCUIT



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         Development of this product is the result of cooperation with a leading industrial television camera manufacturer, who recognized the need to provide efficient direct access from its cameras to Ethernet LANs.



         The addition of TrueCircuit technology to an industrial TV camera would enable video, audio and control data to be accommodated on a single circuit, which would lower the cost, improve performance and simplify the operation of industrial applications such as surveillance at airports, prisons and processing plants. There is also an identified need for dotCAM in distance education.



         We anticipate that we would derive revenue from the TrueCircuit card or module fitted inside of each dotCAM camera. We also plan to develop a "spin-off" interface product that can be sold into a wider market, providing the capability to connect any type of video camera to an Ethernet network.



         dotCAM is expected to be marketed via original equipment manufacturers
(OEMs) and system integrators.



         PMM1  PATH1 NETWORK MANAGER



         The Path1 Network Manager would be an Internet web-compatible software package that would enable users of TrueCircuit products such as the PG1 Multimedia Gateway and PS1 Gigabit Ethernet Switch to configure, operate and monitor the equipment performance.



         PMM1 would provide a graphical user interface (GUI) with computer generated screens that provide clear instructions on how to configure, control and monitor each TrueCircuit component in the network.



         The PMM1 Network Manager would be licensed to customers on a site-by-site basis, with software support and upgrade options providing added revenue. The Network Manager would be supplied direct to large professional users, or through system integrators and OEMs.



MARKET



       Although the market for the intended TrueCircuit-based products and technology is global, we will initially center our marketing efforts on the rapid move toward IP networking in the US. Should we be successful in marketing and selling our product in the US, we anticipate that we will expand such marketing and sales efforts to include Europe, where there is the same need for technology that facilitates convergence of disparate digital information (e.g. full-motion video, audio and telephony).



         In the United States, the market for network infrastructure equipment is dominated by a few large competitors, including companies such as Cisco Systems, Lucent Technologies, Nortel Networks, and 3Com Corporation, which are the main players in the US market. These companies have announced their intention to offer technology for network convergence. They will either attempt to develop technology themselves or procure it from others. Therefore, they are potentially powerful competitors to Path 1 as well as potential significant customers.



         Our TrueCircuit technology can be provided as licensed intellectual property, as a chip-set and reference design for integration, or as a component of an overall system, or can be embedded in our own intended TrueCircuit hardware products.


         LOCAL AREA NETWORK (LAN) APPLICATIONS AND GATEWAYS


         LANs, which share data across an organization, are the largest initial market we expect to target with our technology. TrueCircuit can benefit LANs by managing the flow of integrated real-time and data services (e.g., video, audio, telephony and Internet access). We then plan to migrate our technology to MANs and WANs.



         ISPs can particularly benefit from our technology as applied to the LAN market. In addition to the "circuit-switched" QoS provided for real-time data, TrueCircuit provides ISPs with a metering capability, as described in the Services section.

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         Hotels, multi-tenant apartment buildings, businesses in the publishing, broadcasting, entertainment, marketing and public relations areas, and even aircraft have immediate demand for carrying real-time services over their computer networks. Integrated service, multimedia gateway devices, if built around TrueCircuit, would for the first time have the ability to tie together all major communications services - video, telephone, and Internet access - through the existing building phone or cable wiring.


         TrueCircuit technology has the ability to manage all such services within a standard LAN with no degradation in signal quality because of its ability to transport each real-time transmission over its own dedicated channel from end-to-end, thereby almost entirely eliminating the collisions inherent in a standard network, where real-time and non-real-time data compete for transmission over the same network.



         METROPOLITAN AREA NETWORK (MAN) APPLICATIONS


         Beyond the corporate LAN, there is a demand for video conferencing among corporate plants and within a metropolitan area.


         The key to effectively exploiting this market is to have very low latency and jitter to enable real-time personal interaction. Video conferencing in the past has not been particularly successful because delay and degradation of speech and video images are not conducive to effective interpersonal communication.



         We would intend to seek to enter into strategic alliances with ISPs through which we would deploy TrueCircuit technology within metropolitan areas to distribute private video and/or audio programming, and implement video conferencing and private telephone networks. Under such alliances, the ISPs would condition their networks with TrueCircuit technology to enhance the quality of real-time data that they provide to their customers. As of the time of this filing, we have not yet entered into negotiation for any specific strategic alliances.



         WIDE AREA NETWORK (WAN) APPLICATIONS



         All networks crossing interface boundaries require bridge devices. Bridge devices are necessary to connect a LAN, including a TrueCircuit-enabled LAN, to a WAN. Such bridges would convert TrueCircuit IP to and from such interfaces as ATM/SONET, T1/E1, xDSL, cable modem, etc.



         According to the Federal Communications Commission, the opportunity exists in the US alone for some 12,000 radio stations, 1,600 television stations and 10,000 cable Master System Operators (MSOs) to stream their programming to national and international consumers via the Internet. According to the FCC, this movement towards utilization of the Internet in this manner has already started with some radio stations providing their studio output directly to the Internet. Quality at the present time is relatively poor compared with over-the-air FM and AM broadcasts. Path 1 technology has the potential to eliminate this QoS problem by installing TrueCircuit technology at the program source and also at the ISP location where the program is spooled out to subscribers. The final link could be established by making TrueCircuit available to consumers as a computer card, or set-top box module. Internet broadcasting QoS can then equate to direct over-the-air radio broadcasts. This can also apply to streaming of TV programs from networks, cable MSOs and program content providers using the same TrueCircuit technology.



         We would intend to seek to license TrueCircuit technology to others to create the appropriate bridge devices for network interfaces. We have not yet initiated negotiations with specific companies to license TrueCircuit. If we do not, or are unable to, work with others to create the appropriate bridge devices, we may still use a combination of intended Path 1 products (e.g. the PS100) in combination with off-the-shelf third party hardware to provide the same functionality.


         VIDEO/AUDIO NETWORK (VAN) APPLICATIONS


         Video signals are most sensitive to jitter and latency. Even 200 nanoseconds of packet delivery deviation can severely degrade a live video feed. The market consisting of broadcasters, audio and video production and post-production studios is substantial. These fields are quickly moving from analog film and tape to digital media, and we expect they will generate a

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demand for solutions such as those offered by TrueCircuit technology to transport their video and audio feeds and distribute them to their computer editing workstations.



         HOME NETWORKING



         Home Phone Network Alliance (HomePNA), the current standard for computer networking of multiple PCs, multiple TVs, telephones, security system, etc., over standard home phone wiring does not adequately address the QoS issue. The existing HomePNA standard uses a shared network approach wherein collisions are common. Furthermore, the effects of collisions within HomePNA are much more severe than within Ethernet because the quality of wiring and less stringent installation standards in the home make it more difficult to attain higher bandwidths. TrueCircuit can eliminate these collisions within HomePNA and guarantee compatibility with home real-time services, such as multiple phone lines and audio/video entertainment feeds shared with computer web browsing.




         We are now in the early stages of exploring potential commercial arrangements with semiconductor manufacturers that sell chips for HomePNA. Such an arrangement would provide for embedding the TrueCircuit technology during the manufacturing of these chips. The sale by these semiconductor maufacturers of products that incorporate our TrueCircuit technology would be considered a natural extension of these companies' existing product offerings in the Home PNA market.

'


STRATEGY



         There are five components to our strategic framework:



         1. INITIALLY TARGET HIGH-MARGIN MARKETS OF "EARLY ADOPTERS." Some market niches have a history of early adoption because of extreme competition. Our initial product directions are being targeted to markets that have an immediate need for "circuit-switched" QoS. Our management has conducted discussions with end users, equipment vendors and system integrators to assist in selecting our optimal initial market niche and defining our initial product offerings. The highest visibility early adopters are the digital television broadcasters and their related production companies. These companies must satisfy an FCC mandate to convert to digital television. They require the highest quality of signal transport. We officially introduced and demonstrated our video transport technology at a trade show, NetWorld+Interop` 99, in Las Vegas on May 10, 1999. The feedback on our technology and range of product options from industry attendees has helped to guide us in finalizing our marketing decisions to target this market as well as other lower-end video network interface markets.



         2. SEEK RESEARCH AND DEVELOPMENT (R&D) FUNDING FROM KEY CUSTOMERS-- We have the technology and intellectual resources that make it plausible to seek R&D funds from key customers to develop products. The R&D area is of central importance to our long-term plans. We will strive to ensure that any arrangement for R&D funds is open-ended (e.g. we will retain the right to use our technology in other markets and products). To date, we have yet to receive R&D funds via this route, but we will continue to seek such arrangements as the opportunities arise. Not receiving this R&D funding increases our reliance on our operational funds to support the R&D necessary to remain at the forefront of communications technology.



         3. ESTABLISH STRATEGIC MARKETING RELATIONSHIPS-- The development of strategic marketing relationships will largely be centered upon Original Equipment Manufacturers (OEMs), system integrators and network operators who are, like us, focused on the convergence of digital media. Strategic marketing relationships provide immediate access to early adopters and increase the number and type of channels to market. Direct sales of the company's products will be created through recruitment of qualified sales staff, operating from strategically important locations,

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                  augmented by headquarters support staff with the Internet as a sales and technical support resource.



         4. CONTINUE ADHERENCE TO INDUSTRY STANDARDS FOR QoS--We will ensure that TrueCircuit will continue to adhere to industry standards for specifying QoS. Operating on Internet Protocol
                  (IP), TrueCircuit offers substantial advantages over competing approaches for effective traffic control management. It works with such industry QoS over IP standards as RSVP, MPLS, and IETF DiffServ. However, unlike existing implementations, TrueCircuit provides negligible latency and jitter. If we did not design to industry standards, we would not have the compatibility with existing systems and equipment to have acceptance in the marketplace. For this reason, all of our development strictly conforms to current industry standards and protocols.



         5. LEVERAGE IN-HOUSE EXPERTISE IN SIGNAL PROCESSING AND NETWORKING--Our personnel have significant expertise in digital signal processing, mixed-signal analog/digital circuit design, and networking, with many dozens of publications and dozens of patents to their names. We believe this expertise gives us the capability to design products to quickly enter the high-end video and audio markets with TrueCircuit networking technology.


COMPETITION

         We have developed a corporate strategy of seeking to enter markets where our intellectual property gives us a competitive advantage. In the professional video market, TrueCircuit is the only means of which we are currently aware for meeting the low jitter requirements within IP/Ethernet networks. Competition for using new networked technology in this market comes from FibreChannel and SerialBus, both of which use alternative network approaches. However, neither of our competitors' approaches has yet become dominant in this area. We believe that backward compatibility, a fully developed routing capability and a large existing infrastructure of IP/Ethernet gives our approach a competitive advantage technologically.


         We must still co-exist with a number of major, entrenched network equipment providers such as Cisco, Nortel Networks, 3Com and Lucent. Each of these vendors has announced a strategy for convergence. All of these companies can be seen either as potential partners in licensing or distributing our technology, or as strong competition. Although we are initially focusing on high-end applications and markets that require proprietary technology not yet demonstrated by these companies, the risk clearly exists that these companies, or new startups we are not yet aware of, may develop their own competitive technology and enter our markets.

         All the major network equipment manufacturers stress their adherence to recognized international standards. We therefore designed TrueCircuit as an implementation of QoS over IP that is compatible with all appropriate IP standards - RSVP/MPLS, IETF DiffServ, and IEEE 802.1pq. A major advantage of TrueCircuit is in its ability to provide ATM compatibility and "circuit-switched" QoS over a standard Ethernet or IP network. However, a potential risk is that one of the major equipment manufacturers may choose to develop its own proprietary standard that is incompatible with the implementation of our technology.


         Cisco has announced a strong push towards IP telephony. It has announced IP telephones in the $300 range, along with the switching equipment to go with it. However, Cisco has adopted a queue-based protocol that gives priority-based preference to packets of data. The problem with queues is that they introduce unpredictable delay. For telephone signals, this translates to latency and jitter. For smaller numbers of simultaneous phone calls, such latency and jitter may not be noticeable. However, the adverse effects of queues become apparent when telephone or other real-time traffic becomes a large fraction of the overall network capacity and in high-end applications such as interactive CD-quality audio or high-quality video. Such applications require either TrueCircuit or some other equally effective means for transporting converged application traffic. In particular, interactive and high-end video requires very low jitter, under 200 nanoseconds. TrueCircuit can do this today whereas queue-based Weighted Fair Queuing QoS cannot. However, there remains the risk that Cisco or others may reduce the price of bandwidth to the extent that a customer could obtain competitive QoS by partitioning and upgrading their networks to operate at much higher data rates and thereby reduce network contention.

         The Grass Valley Group and Sony are both established manufacturers of professional video equipment. Their current video products use older analog cabling as well as specialized, single-feed serial links to form point-to-point connections between expensive video switch boxes and video sources. Our intended video networking products would create a more cost-efficient and practical solution by eliminating the large bundles of coaxial cables and multiple switch boxes. Our solution would be less expensive because it would replace a costly and inflexible infrastructure with a few strands of fiber optic links connected to a centralized Path 1 video switch. It would also concurrently upgrade a facility for digital television, thereby eliminating the need to purchase a separate costly upgrade. In addition, the U.S. Government has mandated a phase-in period for digital television. We anticipate that the manufacturers of legacy video equipment would wish to purchase TrueCircuit video network interface modules to make their equipment digital television-compatible.



         Integrated service access in hotels, multi-tenant apartments, and the home is a new and expanding market. We are not aware of products that now directly address this market to combine phone, video-on-demand, and Internet access all via a HomePNA phone wire interface with "circuit-switched" QoS. Scientific-Atlanta, General Instrument, and others make set-top boxes, but these devices do not have all the integrated capabilities offered by our TrueCircuit technology, nor can multiple set-top boxes interconnect as a network with "circuit-switched" QoS.



         The market with the closest apparent competition arises in metropolitan-area multimedia services, such as video conferencing. Here, Lucent and the telecom industry represent indirect competition through their development of ATM/SONET and T1/T3/xDSL multiplexors that can create isolated virtual channels for different services over the same SONET, T1, T3, or xDSL line. In general, such equipment is pre-configured to create and set aside separate channels for each service, regardless of whether that service may or may not come into use. This approach is appropriate only for point-to-point links. Our equipment would have the advantage of creating a private multi-point network that dynamically allocates channels only while they are needed. The Path 1 system would allow more efficient utilization of the limited outgoing link bandwidth.



         Finally, we may find ourselves in competition with an alternative technology for QoS over IP. We are aware of one such technology by Peak Audio, Inc. of Colorado. Peak Audio is a relatively small company that currently has no products of its own. Instead, it licenses its CobraNet audio distribution over Ethernet. However, unlike Peak Audio, our technology is not confined to audio transmission. Rather, TrueCircuit is designed to handle all forms of time sensitive data, such as video and sensor data.



         Competition, of course, is not based solely on technological superiority. Customers may choose a technologically inferior product if the product's provider can give better pricing, availability, manufacturing, quality, service or reliability of continued supply. Our philosophy will be to build positive customer relationships in which we are a truly valued-added partner and problem solver for our customers. Our operations will be oriented toward meeting the needs of our customers cost-effectively and in a timely manner. We realize that customers have other choices and we will work with customers to assist them in becoming more competitive in order to minimize the risk that they will chose another technology supplier.


SALES

DISTRIBUTION CHANNELS

         We intend to ship a variety of products. Each product is targeted for a different type of customer, so each product requires a different distribution channel and sales strategy to reach the intended customer. Our initial distribution plans involve relationships with systems integrators and ISPs in which our technology will be incorporated into their systems. Depending on the specific requirements of our customers, these distribution plans could call for us to provide hardware embedding our technology or a chip-set with reference design, or licensing of our technology as intellectual property. To date, we have focused on local, San Diego-based companies that we can easily work with and who can provide essential early feedback on our products and strategies. We have formed relationships with Console Inc. as our first system integrator and American Digital Network as our first ISP partner.

PROFESSIONAL VIDEO MARKET

         A majority of sales of our intended PS1/PS100 Real-Time Ethernet Switches, PG1 Broadcast Video Ethernet Interface and dotCAM LAN Digital Video Camera and Interface products are expected to be to professional video studios. We have identified experienced distributors and manufacturers of professional video products and have commenced discussions to determine market size and set up distribution channels.


LICENSING AND SOFTWARE SALES

         We plan to seek to derive revenue from licensing TrueCircuit for the dotCAM and other potential TrueCircuit-enabled consumer appliances, from the licensing of TrueCircuit network interface driver software, and from sales of the TrueCircuit NetManager software. We intend to bundle the QoS Driver Software with a TrueCircuit-capable network interface to enable video and audio over the Internet Protocol using standard PCs. The distribution channels for this software will be the network interface card manufacturers, provided we are able to successfully enter into arrangements with these manufacturers to write a QoS-enabled driver for their products.



         We may alternatively sell our TrueCircuit QoS Driver Software separately to enterprise clients as part of a full network system integration package for introducing QoS real-time networking services.


APARTMENT/HOTEL/MOTEL USE OF TRUECIRCUIT-ENABLED PRODUCTS

         We expect a variation on the TrueCircuit MultiMedia Gateway to be used in hotels and multi-tenant apartment buildings. This product would enable services beyond those currently available in today's multi-occupant buildings. In a number of large cities within the United States, apartment buildings now charge a premium of several hundred dollars per month if they are already hooked up to high-bandwidth Internet connections. We would not expect to receive any portion of such premiums, but the existence of such premiums suggests the existence of a market for our intended products. With TrueCircuit, apartment dwellers and hotel guests could access potentially thousands of video channels as well as high-fidelity audio channels. They could also have effective security systems and automated control systems. To reach this market, we currently plan to use systems integrators that specialize in this market segment. We have initiated talks with one such systems integrator, CAIS Internet. Negotiations with CAIS Internet are at a very early stage.


PRODUCT DEVELOPMENT MANAGEMENT

         Central to each intended Path 1 product is the TrueCircuit core technology. A single development team develops and enhances the TrueCircuit core technology used across all Path 1 products. This team consists of two software engineers and two hardware engineers.



         In addition to the core technology team, it is our intent that each Path 1 product will have a program manager, a lead engineer and an assigned sales/marketing manager. These teams are to define, design and implement their assigned products. The size of each team will depend on scope of the specific product and may be partially outsourced.


MANUFACTURING / PRODUCTION

         Instead of developing our own manufacturing capabilities, we plan to utilize the services of ISO 9000 certified component distributors and an ISO 9000 certified contract manufacturer. Path 1 has commenced preliminary discussions with AVNET for manufacturing of prospective TrueCircuit hardware products.



         We would proposed to monitor the operations of the contract manufacturing via our own quality control team. This team's responsibilities will include evaluating contract manufacturers as well as monitoring production through statistical quality control metrics.



RESEARCH AND DEVELOPMENT



         We expend significant effort in developing our intended products, designing enhancements to core technologies and addressing additional technical challenges inherent in developing new product applications. We expect that we will continue to commit substantial resources to product research and development in the future. Over the next six months, we anticipate that we will spend approximately $500,000 for research and $1,000,000 for development of our intended products.



         We also have entered into a co-development agreement with San Diego-based Integrated Systems Design Center, Inc. (doing business as Dr. Design, Inc.) to co-develop on our behalf a range of professional video products that utilize Path 1's TrueCircuit technology. Under this agreement, Dr. Design will perform architecture studies of our existing technology and will recommend additional enhancements, requirements and features to these intended products. This co-development arrangement allows us to leverage Dr. Design's specific expertise in commercialization of video technologies for use by production studios and television broadcast facilities.


CUSTOMERS

         We have yet to generate revenue from sales to customers. This lack of sales revenue is due to the fact that we are still developing some of our enabling technology and have only recently commenced production of prototypes and evaluation units of some of our intended products.



         We have entered into several beta test agreements with potential customers for the use and evaluation of the TrueCircuit Multimedia Gateway. We expect to enter into additional beta-test agreements with other potential customers for both this initial product and our video products as they become available. We hope to have such beta-test agreements in the second or third quarters of 2000 for our initial video products, the dotCAM and the PG1 Path1 TrueCircuit Gigabit Ethernet Broadcast Video Interface.


PROTECTING INTELLECTUAL PROPERTY

         Our success will depend, in part, on our ability to obtain and protect our patents, trademarks and trade secrets and operate without infringing upon the proprietary rights of others in the United States and other countries. If we were to become involved in a dispute regarding our intellectual property, it could become necessary for us to participate in interference proceedings before the United States Patent and Trademark Office to determine whether we have a valid claim to the rights involved, or to litigate the issues in court. Such proceedings could be costly and time consuming, even if we were to eventually prevail. Should we not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, stop marketing one or more of our products or lose the ability to prevent others from using our technology in their own products.


PATENTS

         We filed three patent applications in late 1998 covering the core aspects of our TrueCircuit technology. Two additional patent disclosures have also been filed and applications covering these new inventions are in preparation.


         Among the areas covered by our patent applications and disclosures are: end-to-end quality of service mechanisms; virtual channel creation and management in an IP or CSMA/CD network and across multiple TrueCircuit domains; TrueCircuit-enabled network switches; TrueCircuit-enabled repeaters/hubs; network security, maintenance of QoS within a legacy environment; and compatibility of TrueCircuit with legacy equipment.



         We cannot guarantee that any patents will be granted to us or that any patents that are granted to us will be sufficiently broad to protect our interests.


TRADE SECRETS

         In addition to the protection afforded by patent law, implementations of TrueCircuit technology contain trade secrets which we keep confidential. These trade secrets cover areas of fast context switching in embedded operating systems, real-time embedded architectures, signal processing techniques for artifact-free signals, and low-latency software drivers. We initially require each external party that obtains access to our technology (including, but not limited to, manufacturers, distributors, consultants and potential strategic partners) to sign confidentiality/non-disclosure agreements. However, our plan to embed our technology into a small set of integrated circuits by third quarter 2000 will eliminate this requirement. There are risks that these other parties may not comply with the terms of their agreements with us, and that we may not be able to adequately enforce our rights against such parties and other persons.


TRADEMARKS

         We have trademarked the name TrueCircuit for our core technology to describe its fundamental functionality. TrueCircuit technology establishes the equivalent of "true" hardwired "circuits" over the traditionally packet-switched Internet Protocol. We expect also to trademark the names we give to products which we develop and market.


CONFIDENTIALITY AGREEMENTS

         We require our employees, potential strategic partners, potential customers and other parties who become privy to our proprietary technology to execute confidentiality agreements with us. These agreements generally provide that all confidential information developed or made known to the employees and outside parties during the course of their relationship with us is to be kept confidential and not to be disclosed to third parties, except under certain specific circumstances. In the case of employees and consultants, the agreements also provide that all inventions and works of authorship conceived by the employees in the course of their employment or consultancy will be our exclusive property.


EMPLOYEES

         As of January 24, 2000, we employed eight people full-time and one person part-time. It is anticipated that additional employees will be hired as needed to, among other things, strengthen management and help in the commercial launch of our products.



         We believe our relationship with our employees is good. None of our employees is a member of a labor union.



CORPORATE HISTORY AND ADDRESS



         We were incorporated in January 1998 in the State of Delaware under the name Millennium Network Technologies, Inc. In March 1998, we changed our name to Path 1 Network Technologies Inc. and we commenced operations in San Diego, California in May 1998. Our headquarters are presently located at 3636 Nobel Drive, Suite 275, San Diego, California 92122. Interested persons may visit our website at www.path1.net. Information on our web site is not a part of this registration statement, and you should bear that in mind if you read the information on this site.



REPORTS TO SECURITY HOLDERS

         Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and will file annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). We will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

AVAILABLE INFORMATION

         Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room by calling the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Pacific Regional Offices of the SEC located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles,
California 90036. The public may obtain
information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also are available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

                     RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES. IF ANY OF THE FOLLOWING RISKS ACTUALLY MATERIALIZE, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK. MANY PARTS OF THIS REGISTRATION STATEMENT ALSO INCLUDE FORWARD-LOOKING STATEMENTS AND OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. THIS DIFFERENCE COULD RESULT FROM THE RISK FACTORS DESCRIBED HEREIN OR FROM OTHER UNANTICIPATED FACTORS.



IT IS DIFFICULT TO EVALUATE OUR BUSINESS BECAUSE WE HAVE NOT YET LAUNCHED ANY PRODUCTS COMMERCIALLY.



         We have a relatively brief operating history. We were incorporated in January 1998 and commenced operations in May 1998. We do not yet have any products in commercial production. Accordingly, we are subject to all of the risks associated with new business ventures including, without limitation, those associated with raising capital, acquiring or developing products which function as intended, arranging for suitable manufacturing facilities, entering into strategic relationships with other companies, identifying and retaining necessary personnel, establishing and penetrating markets for our proposed products and achieving profitable operations.


WE NEED MORE WORKING CAPITAL TO EXPAND OUR BUSINESS, AND OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING ARE UNCERTAIN.

         As we are a new business with no sales or revenues to date, we anticipate that we will require additional financing to fund expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced. In addition, these securities may have rights, preferences or privileges senior to the rights of the securities held by our current stockholders. We cannot guarantee that additional financing will be available in the future on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to continue our operations, fund our expansion, take advantage of potential opportunities, develop or enhance products, or otherwise respond to competitive pressures would be significantly limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" for a discussion of working capital.


WE ARE SUING CERTAIN PRESENT AND FORMER COMPANY INSIDERS. THIS LITIGATION MAY BE PROTRACTED AND MAY DIVERT SIGNIFICANT COMPANY RESOURCES AWAY FROM THE CONDUCT OF OUR BUSINESS.

         On September 20, 1999, we filed a complaint in the San Diego County (Calif.) Superior Court suing Michael Berns, his wife Rona Berns, James Berns, Franklin Felber and the law firm of Berns & Berns for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing, and unfair business practices. Collectively, the four individuals named above own 1,910,640 shares of our Class A Common Stock. We are seeking damages and/or cancellation of outstanding shares.



         Some of the defendants have, in response, sued us for indemnification and advancement of defense expenses in regard to this complaint. In addition, Franklin Felber has sued us and three of our directors for alleged wrongdoing in connection with an option to purchase 255,640 shares of our Class A Common Stock which he granted to Jyra Research, Inc. in January 1999. Felber's action, filed November 29, 1999, seeks unspecified compensatory and punitive damages.



         Our complaint, the defendants' action requesting indemnification and advancement of expenses and Felber's cross-complaint are all at early stages in the litigation process. Effective February 3, 2000, we entered into a 45-day standstill agreement, or truce, with Michael Berns, Rona Berns, James Berns and Berns & Berns.



         The litigation is causing and will continue to cause a substantial expense for attorneys fees and a diversion of management attention, regardless of the outcome of the litigation. In addition, internal disputes such as this one can be harmful to companies, especially a company such as ours which is in the early stage of development. The four named defendants beneficially own 31.4% of our issued and outstanding Class A Common Stock, while the individuals and the Company named as cross-defendants in Felber's cross-complaint beneficially own 27.1% of our issued and outstanding Class A Common Stock plus options to purchase an additional 552,000 shares of Class A Common Stock. This concentration of ownership of our Class A Common Stock on both sides of the litigation could adversely affect our ability to achieve stockholder approval of significant corporate transactions, appointment of directors and other such matters, and could result in a lack of cooperation among our directors and between the directors and the senior management. Please see "Legal Proceedings" for further discussion of this dispute.


OUR PROPOSED PRODUCTS ARE ONLY AT A DEVELOPMENTAL STAGE

         At the present time, our proposed products have yet to receive the requisite commercial and FCC certifications. Our proposed products are either at the conceptual stage, i.e., ideas for products, or have been reduced to beta units or prototypes that must be tested and modified. We must continue our efforts to design these proposed products and arrange for prototypes of each product to be manufactured, tested and de-bugged before we can implement our marketing plan. There is no assurance that each of these milestones can be achieved or that, if they are achieved, we will be able to effectively market our products and achieve profitable operations.

WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION FOR OUR CORE TECHNOLOGY AND PRODUCTS, AND THERE IS A RISK OF INFRINGEMENT

         We intend to patent our core technology and our products. However, there can be no assurance that patents will be issued to us, or, if patents are issued, that they will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop a competing product. Furthermore, others may design and manufacture superior products.

         In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws, and contractual provisions to protect our proprietary rights in our products. There can be no assurance that these protections will be adequate or that competitors will not independently develop technologies that are substantially equivalent or superior to our products.


         There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operation. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect us. If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms or at all.


WE FACE COMPETITION IN OUR INDUSTRY FROM MUCH LARGER COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN OUR OWN, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.


         Although our strategy is to seek to enter markets where our intellectual property gives us a strong competitive advantage, we still presently face indirect and direct competition in these markets. We anticipate that the competitive pressures we currently face will increase significantly in the future. A number of major network equipment providers such as Cisco Systems, 3Com and Lucent have announced network convergence strategies. Other competitors are developing alternative network approaches which, if successful, could materially and adversely affect us. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger customer bases then we have. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies, as well as devote greater resources than we can to the development, promotion and sale of their products. Increased competition could force us to reduce prices, could lower our projected margins and could hinder our ability to gain or hold market share. In addition, if we expand internationally, we may face additional competition. There can be no assurance that we will be able to compete successfully against current and future competitors.


WE MAY NOT BE ABLE TO PROFIT FROM GROWTH IN OUR BUSINESS IF WE ARE UNABLE TO EFFECTIVELY MANAGE THE GROWTH

         Our senior managers have limited or no experience in management positions and in managing rapid growth. We anticipate (but by no means do we guarantee) that we will grow rapidly in the near future and that this growth will place significant strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our proposed products, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation field support. In addition, relationships with new customers generally require significant engineering support. Therefore, adoption of our products by customers would increase the strain on our resources, especially our engineers. To reach our goals, we will need to hire on a rapid basis, while, at the same time, invest in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to:

         -        successfully train, motivate and manage new employees;

         -        expand our sales and support organization;

         - integrate new management and employees into our overall operations; and

         -        establish improved financial and accounting systems.

         We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, our business may suffer.


COMPETITION FOR EMPLOYEES IN OUR INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO HIRE KEY EMPLOYEES.



         Our future success will depend, in part, on our ability to attract and retain highly skilled employees, particularly management (including senior management), technical and sales personnel. We believe our current roster of senior management is incomplete and that if we are to succeed we must identify and hire several additional professional senior managers. Competition for employees in our industry and in our geographic region is intense due to the scarcity of available people with the necessary professional technical skills. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified key management personnel to replace them.



WE ARE DEPENDENT ON OUR KEY EMPLOYEES FOR OUR FUTURE SUCCESS, AND NONE OF THESE KEY EMPLOYEES IS OBLIGATED TO STAY WITH US.



         Our success depends on the efforts and abilities of our senior management, specifically Ronald Fellman, Douglas Palmer, Yendo Hu, Keith Dunford and other senior managers yet to be identified and hired, and certain other key personnel including John Hooker, Grady Taylor and John Beer. We currently do not have key man life insurance on any of these employees. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, then our business could be harmed.


OUR EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS CURRENTLY MAINTAIN SUBSTANTIAL VOTING CONTROL OVER US, WHICH WILL ALLOW THEM TO CONTROL MOST MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.


         Our executive officers, directors and 5% stockholders beneficially own, in the aggregate, 54% of our outstanding Class A Common Stock. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. Although persons holding a significant amount of outstanding shares are currently on the respective opposite sides of litigation (see the above risk factor related to litigation), it is possible that in the future they will resolve their differences and tend to vote their shares together. Until then, the existence of large holdings by subgroups could have the same kind of effect as described in this paragraph. It is also possible that, especially during the time of litigation, disagreements between subgroups could result in stalemate and an inability to move forward on favorable opportunities.



UNANTICIPATED DELAYS OR PROBLEMS IN INTRODUCING OUR PROPOSED PRODUCTS OR IMPROVEMENTS TO OUR PROPOSED PRODUCTS MAY CAUSE CUSTOMER DISSATISFACTION OR DEPRIVE US OF THE "FIRST-TO-MARKET" ADVANTAGE.



         Management has limited or no experience in manufacturing and shipping products. In addition, delays in the development of prototype products are not uncommon in high-tech industries such as ours. If we experience problems related to the introduction or modification of our proposed products or the reliability and quality of such products, which problems delay the introduction of our proposed products or product improvements by more than a few months, we could experience reduced product sales and adverse publicity. We believe that whichever company is first-to-market with viable products in the markets we intend to address will gain a significant advantage with customers; delays could prevent us from being the company which gains this advantage.



         Our proposed products are complex and are likely to contain a number of undetected errors and defects, especially when these proposed products are first released. These errors or defects, if significant, could harm the performance of these proposed products, result in ongoing redevelopment and maintenance costs and/or cause dissatisfaction on the part of customers. These costs, delays or dissatisfaction could harm our business.



MANAGEMENT MAY APPLY THE PROCEEDS RECEIVED FROM ANY ONGOING OR FUTURE SALE OF OUR SECURITIES TO USES THAT DECREASE OUR PROFITS OR MARKET VALUE.



         We have used, and will continue to use, the net proceeds from sale of our securities for general corporate purposes, including working capital, and for research and development, but also for matters such as legal fees for litigation. We determine, based on our existing needs, how the proceeds will be allocated among the anticipated uses. Accordingly, our management has significant flexibility in applying the net proceeds from any sale of our securities and operating income (if any). The money may be used for corporate purposes that have the unintended effect of decreasing stockholder value.


TO DATE THERE HAS BEEN ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND THERE IS NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK WILL EVER EXIST.


         As of January 24, 2000, there were 6,086,651 shares of our Class A Common Stock outstanding. Prior to this registration of our Class A Common
Stock under the Securities Exchange Act of 1934, there has been only a limited public market for Path 1 securities. There can be no assurance that a broad public market for our securities will arise once our Class A Common
Stock is registered. We may be unable to attract and maintain good-quality market makers. In the event a liquid market for our Class A Common Stock does develop, there can be no assurance that the market will be strong enough to absorb all of the Class A Common Stock currently owned by our stockholders. In addition, subsequent issuances of equity or equity-linked securities may further saturate the market for our Class A Common Stock. The resale of substantial amounts of our Class A Common Stock will have a depressive effect on the market.




         Principal stockholders with an aggregate of 3,339,360 shares of common stock were subject to a lock-up agreement which expired on February 1, 2000. Public resales of these shares, beginning three months after the effective date of this registration statement, could result in an imbalance of supply and demand in the market for our Class A Common Stock. Franklin Felber has expressed his intention immediately to commence orderly incremental sales of his 255,640 shares of Class A Common Stock; he is able to do so without waiting for the three month period to expire.



THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, IN WHICH CASE STOCKHOLDERS MAY LOSE ALL OR PART OF THEIR INVESTMENT.



         Our Class A Common Stock is presently quoted for trading on the OTC Bulletin Board as well as on the Third Segment of the Frankfurt Stock Exchange. The market price for our Class A Common Stock is susceptible to a number of internal and external factors including:


         -       quarterly variations in operating results;

         -       announcements of technological innovations;

         - the introduction of new products or changes in product pricing policies by us or our competitors;

         -       proprietary rights disputes or litigation; and

         -       changes in earnings estimates by analysts or other factors.


         In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military conflicts, may materially and adversely affect the market price of our Class A Common Stock.



WE OFFER STOCK OPTIONS TO OUR EMPLOYEES, WHICH COULD RESULT IN SUBSTANTIAL DILUTION TO ALL STOCKHOLDERS.



         In order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have offered and issued options to purchase our Class A Common Stock and Class B Common Stock. As of January 24, 2000, there were options outstanding to purchase 884,975 shares of our Class A Common Stock, and there were options outstanding under our 1999 Stock Option/Stock Issuance Plan to purchase 368,513 shares of Class B Common Stock. We will continue to issue options to purchase sizable numbers of shares of stock to new and existing employees, directors, advisors, consultants or other individuals as we deem appropriate and in our best interests. The grant and subsequent exercise of such options could result in substantial dilution to all stockholders. 1,131,487 shares under our 1999 Stock Option/Stock Issuance Plan remain authorized but not yet subject to options.

FORWARD-LOOKING STATEMENTS


         This registration statement contains forward-looking statements. These statements relate to future events or our future business performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. In addition, this registration statement contains forward-looking statements attributed to third party industry sources relating to their estimates regarding the growth of Internet use.



         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. To the extent permitted by federal law, we disclaim any duty to update any of the forward-looking statements after the date of this registration statement to conform such statements to actual results.


FINANCIAL INFORMATION

                          SELECTED HISTORICAL FINANCIAL DATA


         In the table below, we provide you with selected historical financial data. We have prepared this information using financial statements for the period from January 30, 1998 (inception) to December 31, 1998 and the twelve-month period ended December 31, 1999. The financial statements for the period from January 30, 1998 (inception) to December 31, 1998, and for the twelve-month period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this registration statement. Historical results are not necessarily indicative of future results.




                                                                               Period From
                                                                            January 30, 1998        Twelve Months
                                                                             (Inception) To             Ended
                                                                            December 31, 1998     December 31, 1999
                                                                            -----------------     -----------------
                                                                                                     (Unaudited)
STATEMENT OF OPERATIONS DATA:
Operating expenses:
   Research and development..........................................          $   600,035            $ (1,055,085)
   Sales and marketing...............................................              291,698               (359,039)
   General and administrative........................................              298,529             (1,003,943)
Total operating expenses.............................................          $(1,190,262)           $(2,418,067)
Interest income, net.................................................                7,123
Net loss.............................................................          $(1,183,139)           $
Net loss per share (1):
   Basic and diluted.................................................          $     (0.25)           $
   Weighted average shares--basic and diluted........................            4,712,194





                                                                              December 31,           December 31,
                                                                                  1998                   1999
                                                                              ------------           ------------
BALANCE SHEET DATA:
Cash and cash equivalents............................................          $   119,394            $
Working capital......................................................               74,177
Total assets.........................................................              311,594
Total stockholders' equity...........................................              256,252


----------
(1) See Note 1 of Notes to Financial Statements for a description of the computation of the net loss per share and the number of shares used in the per share calculation.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         You should read the following discussion in conjunction with our financial statements and the accompanying notes.



         Our only material financial transactions have been capital raising, paying costs of forming our company and commencing limited operations, including research and development. We are a corporation with a limited operating history; we were incorporated on January 30, 1998. We are a development-stage company with no revenues to date. We have insufficient operating history on which to base an evaluation of our business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving sector related to the Internet. Among the risks we face are the absence of an established customer base, lack of a significant presence in the marketplace, untested operating capacity and the need for additional capital. There is no assurance that we will be successful in addressing these risks.


         We believe that our success depends, in large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology and non-technology infrastructures and continue product research and development.


RESULTS OF OPERATIONS (FROM INCEPTION THROUGH DECEMBER 31, 1998 COMPARED WITH THE TWELVE MONTHS ENDED DECEMBER 31, 1999)


         SALES.  We had no revenue from product sales in either 1998 or 1999.


         RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses were $600,035 for the period from inception through December 31, 1998, compared to [$1,055,085] for the twelve months ended December 31, 1999, as the receipt of additional invested funds enabled us to ramp up our research and development effort.



         SALES AND MARKETING EXPENSES. Our sales and marketing expenses were $291,698 for the period from inception through December 31, 1998; of this amount, $_____________ is compensation expense related to shares given to a certain employee. Our sales and marketing expenses were [$359,039] for the twelve months ended December 31, 1999, as we continued our ongoing efforts to increase market awareness and acceptance of our technology and our intended products.



         GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses were $298,529 for the period from inception through December 31, 1998, compared to [$1,003,943] for the twelve months ended December 31, 1999. This increase is primarily due to (i) higher personnel costs, as we filled two executive officer positions with new hires, and increased salaries for our existing executive officers [and employees], and (ii) extraordinary legal costs ($251,667 as of December 31, 1999) associated with the ongoing litigation. After this registration statement becomes effective, we will have ongoing additional legal and accounting expenses as a result of being a reporting "public company".


LIQUIDITY AND CAPITAL RESOURCES


         Since our inception, we have funded our cash requirements through issuances of our Class A Common Stock to accredited investors in Europe and the United States. In the period from March to May 1998, we conducted a private offering to accredited individual and institutional investors in the United States and Europe in which we sold 1,614,833 shares of Class A Common Stock at a price of $0.60 per share, resulting in aggregate cash proceeds (before offering-related expenses) of $968,900. In the period from February to April 1999, we conducted a private offering to accredited individual and institutional investors in Europe in which we sold 419,500 shares of our Class A Common Stock at a price of $4.00 per share, resulting in aggregate cash proceeds (before offering-related expenses) of $1,678,000. In May 1999, we authorized a private offering to accredited individual and institutional investors of up to 1,250,000 shares of our Class A Common Stock at a price of $8.00 per share. As of February 18, 2000, we had sold 600,800 shares of our Class A Common Stock in this $8 offering, resulting in aggregate cash proceeds (not including offering-related expenses incurred to date) of $4,806,400. Of these proceeds, $3,800,000 have been received after December 31, 1999.



         The ongoing litigation against Michael Berns, James Berns, Rona Berns, Franklin Felber and Berns & Berns has cost us $251,666 through December 31, 1999. It is possible we will incur substantially more expenses in the future related to our claims against these individuals and to our defense against Felber's cross-complaint. Due to the inherently unpredictable nature of the litigation process, it is difficult to estimate with any confidence the amount of such future expenses. On February 3, 2000, we began a 45-day litigation standstill, or truce, with Michael Berns, James Berns, Rona Berns and Berns & Berns.



         As of December 31, 1999 we had $453,950 in cash available to fund operations. We operate in a very competitive industry in which large amounts of capital are required in order to develop and promote products. We will need to continue to raise additional capital, in both the very near-term and the mid-term, in order to successfully compete.



         Should our actual expenses and revenues could vary materially from the amounts we anticipate or budget, such variations may affect the additional financing needed for our operations. Accordingly, there can be no assurance that we will be able to obtain the capital that we will require.


         To the extent that we acquire the amounts necessary to fund our operations through the issuance of equity securities, our then-current stockholders may experience dilution in the value per share of their equity securities.


         We have no material commitments for capital expenditures.


YEAR 2000 COMPLIANCE


         Many computer systems and software products installed prior to January 1, 2000 were coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields needed to accept four digit entries to distinguish 21st century dates from 20th century dates. Computer systems and/or software products used by many companies were upgraded to be Year 2000 compliant.



         Prior to January 1, 2000, we completed a review of our internal computer systems, operations and proposed products to determine the extent to which our business could be vulnerable to potential errors and failures as a result of the Year 2000 problem. The cost of this review to Path 1 was not material.



         To date, the Year 2000 problem has not have a material adverse affect on our business, result of operations or financial condition, nor do we anticipate that any material adverse effects will arise. The Year 2000 problem has yet to cause substantial or complete shutdown of the Internet, nor does it appear that such a substantial or complete shutdown is likely to occur as a result of the Year 2000 problem.



         However, our proposed products may contain as of yet undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our proposed products could result in the following adverse affects to our operations:


         -        delay or loss of revenue;

         -        diversion of development resources;

         -        damage to our reputation; or

         -        increased service or warranty costs.

         Although we believe our products to be fully Year 2000 compliant, we face additional risks that suppliers of products, services and systems that we purchase and others with whom we transact business may yet experience Year 2000 problems. If third parties cannot provide us with products, services or systems that are Year 2000 compliant on a timely basis, our business, results of operations and financial condition could be affected. That said, a very high proportion of the technology incorporated into our proposed products was developed internally, thus greatly decreasing our reliance on the products and services of outside vendors.



         Finally, as is the case with other companies, if our current or future customers encounter Year 2000 problems, our business, results of operations, or financial condition could be materially and adversely affected.



         We have not been a party to any litigation or any proceedings to date involving our proposed products related to Year 2000 compliance issues; however, we cannot assure you that we will not in the future be required to defend our proposed products in proceedings, or to negotiate the resolution of claims based on Year 2000 issues.



PROPERTIES.



         We do not own any real property. We currently lease 4,142 square feet of office space at 3636 Nobel Drive, San Diego, California under a three-year lease that expires on May 31, 2002. Base rent for the period June 1, 1999 through May 31, 2000 is $8,491 per month. Thereafter the rent shall be adjusted annually to reflect a fixed four percent (4%) increase over the prior year's rent, resulting in monthly base rent payments of $8,831 per month for the period June 1, 2000 through May 31, 2001, and $9,184 per month for the period June 1, 2001 through May 31, 2002. We believe that our present facilities are adequate to meet our current business requirements and that suitable facilities for expansion will be available when required.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.



         The following table sets forth information known to us with respect to beneficial ownership of our Class A Common Stock as of January 24, 2000 by:


         - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding Class A Common Stock;

         -       each director;

         -       our Chief Executive Officer;


         -       each person who served as our Chief Executive Officer in 1999;



         - each executive officer whose 1999 compensation from us was over $100,000; and


         -       our directors and our executive officers as a group.


The following table gives effect to the shares of Class A Common Stock issuable within 60 days of January 24, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all shares of our Class A Common Stock shown as beneficially owned by them, subject to community property laws, where applicable. Percentage of ownership in the following table is calculated under the SEC's Rule 13d-3(d)(1).




                                                               Class A Common Stock Beneficially Owned
Name / Address of                                  ----------------------------------------------------------
Beneficial Owners                                  # of Shares of Class A Common Stock          % of Class
-----------------                                  -----------------------------------      -----------------
Rona Berns
231 Barnard Road
Larchmont, NY  10538                                        1,148,720(1)(2)                          18.9%



Michael Berns
231 Barnard Road
Larchmont, New York  10538                                  1,148,720(1)(2)                          18.9%

Ronald Fellman
12989 Chaparral Ridge Road
San Diego, CA  92130                                        1,148,720                                18.9%

James Berns
3 Orchard Hill Road
Westport, CT  06880                                         506,280(2)                               8.3%

Douglas Palmer
1229 Trieste Drive
San Diego, CA  92107                                        502,000(3)                               7.9%

Paul Robinson
22 Pond Place
London SW3 6QJ
England                                                     372,018(4)                               6.0%

Roderick Adams
211a Stephendale Road
London SW6 2PR
England                                                     372,018(4)                               6.0%

Jyra Research, Inc.
111 Marlowes
Hemel Hempstead HP1 1BB
England                                                     467,018(5)                               7.4%

All directors and executive officers
as a group (8 persons)                                      2,624,018 (6)                            40.0%




(1) These shares are held in the name of Rona Berns. Michael Berns is Rona Berns' husband.

(2) We believe Rona Berns, Michael Berns and James Berns may be deemed to constitute a "group". The total number of shares beneficially owned by the "group" would be 1,655,000.

(3)     Includes options to purchase 278,000 shares of Class A Common Stock.

(4) Includes options to purchase 95,000 shares of Class A Common Stock; also includes 277,018 shares of Class A Common Stock beneficially owned by Jyra Research, Inc., of which the indicated person is an officer. The indicated person disclaims beneficial ownership in these shares except to the extent of his pecuniary ownership in such shares. We believe Mr. Robinson, Mr. Adams, and Jyra Research, Inc. may be deemed to constitute a "group."

(5) Includes options to purchase 190,000 shares of Class A Common Stock beneficially owned by Mr. Robinson and Mr. Adams. We believe Mr. Robinson, Mr. Adams and Jyra Research, Inc. may be deemed to constitute a "group".

(6) Includes options to purchase 468,000 shares of Class A Common Stock; also includes 277,018 shares of Class A Common Stock owned by Jyra Research, Inc., as to which beneficial ownership is disclaimed except to the extent of Mr. Robinson's and Mr. Adams' pecuniary ownership in such shares.

DIRECTORS AND EXECUTIVE OFFICERS.


         Our directors, executive officers and key employees, and their ages and positions, are:



         Name                       Age      Position
         EXECUTIVE OFFICERS AND DIRECTORS:

         Ronald D. Fellman          44       President, Chief Executive Officer and
                                             Chairman of the Board
         Douglas A. Palmer          49       Director, Executive Vice President,
                                             Treasurer and Chief Technology Officer
         Yendo Hu                   36       Vice President of Video Products
         Keith Dunford              61       Vice President, Marketing
         Paul Robinson              36       Director
         Roderick Adams             36       Director
         James Berns                47       Director

         KEY EMPLOYEES:

         John Hooker                44       Director of Customer Support
         John Beer                  35       Director of Software Development
         Grady Taylor               41       Director of Embedded Systems




         Messrs. Hooker, Beer and Taylor are not members of our Board of Directors.



         Dr. Ronald D. Fellman has been our President since March 1998. He also presently serves as Chief Executive Officer, a position he assumed in January 1999, and Chairman of the Board of Directors, a position he assumed upon Michael Berns' departure in May 1999. From July 1996 to December 1997, Dr. Fellman worked as an independent consultant and also co-founded and served as Chief Technology Officer for Newsletter Technologies, Inc., a pioneer in commerce over the Internet. From 1988 to 1996, Dr. Fellman served as a professor of Electrical and Computer Engineering at the University of California at San Diego. He has extensive expertise in high-speed, real-time computer networks, multiprocessing, mixed analog/digital integrated circuits and systems, and signal processing, and has published over 35 papers in these areas. His industrial experience includes senior engineering positions at Hewlett-Packard Corporate Labs and Tektronics Labs. Dr. Fellman received his B.S. (Summa Cum Laude), M.S., and Ph.D. degrees from the University of California at Berkeley.



         Dr. Douglas Palmer has served as Executive Vice President and a director of Path 1 since March 1998. In addition, Dr. Palmer assumed the position of Treasurer in November 1998 and became Chief Technology Officer in May 1999. Prior to co-founding Path 1, Dr. Palmer served as the Director of Networking for TrexCommunications Corp. from December 1996 to January 1998, and as a Senior Scientist for ThermoElectron Corp. from 1988 to December 1996. Dr. Palmer brings extensive expertise in digital signal processing, image processing, digital communications, and real-time computer software. He has held senior research positions at M/A-Com Linkabit, Western Research Corporation and ThermoTrex Corp. In the business area, he has assisted in the startup and funding of HNC Software and Trex Communications Corp. and worked in the area of corporate acquisitions for ThermoElectron Corp. identifying takeover candidates and performing technical due diligence. He has received over 12 patents in signal processing and telecommunications. He is a former professor at the University of California at San Diego. Dr. Palmer received his B.A. in Physics from the University of California at San Diego (Magna Cum Laude), and his M.Phil. and Ph.D. degrees from Yale University.



         Dr. Yendo Hu, Vice President of Video Products, joined Path 1 in September 1999. Prior to joining us, Dr. Hu served as Director of Systems Engineering for Tiernan Communications, Inc. from June 1996 to September 1999. Dr. Hu also served as a member of the technical staff at AT&T Bell Laboratories from 1987 until 1990. Dr. Hu left AT&T Bell Laboratories in 1990 to attend the University of California at San Diego, where he completed his Ph.D. in Electrical Engineering in June 1996. Dr. Hu brings extensive experience in video technology and the professional broadcast market. At Tiernan Communications, he developed MPEG2 video and multiplexing compression technology, which lead to the first commercially available MPEG2 4:2:2 level solution. He was also instrumental in establishing Tiernan Communications as the sole HDTV corporate distribution compression provider for both the ABC and NBC television networks. Dr. Hu received his B.S. and M.S. in Electrical Engineering from Cornell University. Dr. Hu holds three patents in the area of MPEG2 implementation.



         Keith Dunford, Vice President of Marketing, joined Path 1 in January 2000. Prior to joining us, Mr. Dunford served as Managing Partner of Exam Associates, a business development consultant group, from 1987 to 1995, and then again from July 1999 to January 2000. In the interim period from 1995 to July 1999, Mr. Dunford served as Vice President of Sales and Marketing at Tiernan Communications, Inc. Mr. Dunford has held senior management and technical positions in the telecommunications, broadcasting and computer industries for over four decades. Mr. Dunford received his B.S. in Electrical Engineering from Manchester University (UK) and a master's degree in Business Economics from the London School of Economics.


         Paul Robinson has served as a director of Path 1 since his appointment to the board in March 1998. Mr. Robinson has also served as Chairman of the Board of Directors, President, and Chief Executive Officer of Jyra Research Inc., since June 3, 1996. Jyra Research Inc. is in the business of developing network monitoring software. From August 1995 to October 1, 1996, Mr. Robinson was an Account Manager for Cisco Systems, handling customers in the United Kingdom financial sector. From 1992 to August 1995, Mr. Robinson was employed by Biss Ltd. as a new business sales executive.


         Roderick Adams has served as a director of Path 1 since his appointment to the board in March 1998. Mr. Adams has served as a director and Vice President of Corporate Affairs of Jyra Research Inc. since its inception in May 1996. Since 1991 Mr. Adams has acted as a consultant to companies seeking financing. Mr. Adams provides services and advice to these companies on corporate finance and investor and media relations.



         James Berns has served as a director of Path 1 since his appointment in March 1998. Mr. Berns was also Secretary of the Company from March 1998 until May 1999. Mr. Berns has been a partner in the New York City law firm of Berns & Berns since 1981. James Berns' appointment as a director and officer was related to the fact that he is the brother of Michael Berns, who served as our Chief Executive Officer from November 1998 until January 1999 and Chairman of the Board of Directors until May 1999. James Berns graduated from the Wharton School of Finance and Commerce at the University of Pennsylvania (B.S. Economics), the Columbia University Graduate School of Business (M.B.A.), and Hofstra University School of Law (J.D.).



         John Hooker has served as the Director of Customer Support since July 1998. Prior to joining Path 1, Mr. Hooker served as the Marketing Support Engineer, Senior Consultant and Project Manager for the Professional Services Group of TriTeal Corporation from May 1995 to June 1998. From January 1995 to May 1995, Mr. Hooker was employed as an outside consultant for TriTeal. Mr. Hooker brings nearly 20 years of technical and sales experience in the field of computer integration and software. He has received sales support awards and honors such as the "Top Performer" and "Circle of Excellence" (twice) from Digital Equipment Corporation. He has experience in software engineering, hardware/software integration, and solution design. He received his B.A. in Physics at the University of California at San Diego.



         John Beer has served as the Director of Software Development since July 1998. Prior to joining Path 1, Mr. Beer served as the Principal Research Engineer for TriTeal Corporation from December 1995 to May 1998. While at TriTeal, he researched, designed, and prototyped thin-client, a network-centric desktop user interface using Java, XML, and HTML languages, and httpd servers. From 1991 to December 1995, Mr. Beer performed consulting work for IBM as a contract consultant through his official employer, Ralph Kirkley Associates. He worked on many projects for IBM Corporation including AIX Windows Visual System Management. Mr. Beer brings software expertise in network and graphical user interface products using many languages and operating systems. Mr. Beer has received four patents for his developments. He received his B.S. in Computer Science from The University of Texas at Austin.



         Grady Taylor has served as the Director of Embedded Systems since September 1998. Prior to joining Path 1, Mr. Taylor served as Program Manager and Senior Software Engineer at ThermoTrex Corporation from April 1986 to September 1998. While at ThermoTrex, he worked on adaptive optics systems, microwave imaging systems and laser interferometry. He has expertise in embedded microprocessors and operating systems utilized in the demanding environments. Mr. Taylor received his B.S. in Mathematics with an emphasis in Computer Science from San Diego State University.



BOARD OF DIRECTORS



         The Board of Directors may consist of at least one and not more than seven directors. Our Board of Directors is currently comprised of five (5) members. Directors are elected to serve until the next annual meeting of stockholders.



BOARD COMMITTEES



         In November, 1998, the Board of Directors authorized the formation of an Executive Committee which currently consists of Ronald Fellman, Douglas Palmer and James Berns. The Executive Committee oversees the routine matters of Path 1, including the hiring and firing of employees and the retention of consultants (to the extent these matters are not delegated to our senior executive officers). The Executive Committee is also responsible for the creation and administration of all stock option plans and grants thereunder for the Company. The Executive Committee does not have the power to bind us on other matters not in the ordinary course of business.



EXECUTIVE COMPENSATION.



         The following table sets forth the cash compensation earned by, or which we paid to, the following persons (the "Named Executive Officers") with respect to 1998 and 1999 for all services rendered to us in all capacities:

         -        each person who served as our Chief Executive Officer in 1999;
                  and

         - each of our other executive officers whose total salary and bonus in 1999 exceeded $100,000.




                                                      ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                                -----------------------------         -------------------------------

                                                 SALARY                BONUS           SECURITIES UNDERLYING OPTIONS
 NAME AND PRINCIPAL POSITION      YEAR             ($)                  ($)                         (#)
-----------------------------    ------         --------              -------         -------------------------------
Ronald D. Fellman,                1999          175,833                  --                         --
   Chief Executive Officer        1998          105,416                  --                         --

Michael Berns,                    1999           60,000                  --                         --
   Chief Executive Officer        1998          105,000                  --                         --

Douglas A. Palmer,                1999          137,083                  --                         --
   Chief Technology Officer       1998           72,019                  --                       362,000




         Based on Michael Berns' assertion to us that he was not a partner in the Berns & Berns law firm, to which we paid $42,339 with respect to 1998 and approximately $29,000 with respect to 1999 for legal services, we have not included any of such amounts for him in this table.


         The salaries of all of our officers are subject to the approval of the Executive Committee of the Board of Directors. Due to our stage of development, the Executive Committee attempted to pay our executive officers at the market rate for persons with their credentials and expertise and did not attempt to tie or relate their compensation to corporate performance. The Executive Committee's decision on Michael Berns' compensation level was based on his promises of individual performance which, we believe, he did not fulfill.


     OPTION GRANTS IN LAST YEAR



         No options to acquire shares of our Class A and Class B Common Stock were granted during the year ended December 31, 1999 to the Named Executive Officers.

     OPTION EXERCISES AND HOLDINGS

         The following table sets forth information concerning the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1999.



AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES




                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                  SHARES                   OPTIONS AT DECEMBER 31, 1999    AT DECEMBER 31, 1999(1)
                               ACQUIRED ON      VALUE      ----------------------------  -----------------------------
NAME                           EXERCISE (#)    REALIZED    EXERCISABLE    UNEXERCISABLE  EXERCISABLE     UNEXERCISABLE
---------------------          ------------    --------    -----------    -------------  -----------     -------------
Ronald Fellman                      --            --            --             --                --              --
Michael Berns                       --            --            --             --                --              --
Douglas Palmer                      --            --        278,000         84,000        $2,682,700        $810,600




(1) The last reported bid price of our Class A Common Stock as of December 31, 1999 was $10.25 per share.



EXECUTIVE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION




         Two of the three members of the Executive Committee, Ronald Fellman and Douglas Palmer, are presently executive officers of Path 1 and were officers of Path 1 during the year ended December 31, 1999.


EMPLOYMENT AGREEMENTS


         We entered into an employment agreement with Dr. Yendo Hu dated August 31, 1999. The agreement provides for a base salary of $112,000 per annum and calls for Dr. Hu to receive options to purchase 225,000 shares of Class B Common Stock at $2.00 per share, 25,000 shares of which vested upon commencement of his employment with us and 200,000 shares of which will vest over a four-year period in equal annual installments. In the event that Dr. Hu's position with us is terminated as a direct result of a merger, consolidation, buy-out, takeover, or other change in control of Path 1, he will receive severance pay equal to three months' base salary.



         We entered into an employment agreement with John Hooker dated June 10, 1998 and effective as of July 1, 1998. The agreement provides for a base salary of $100,000 per annum and calls for Mr. Hooker to receive a grant of our Class A Common Stock totaling 56,000 shares, par value $0.001 per share, plus options to purchase an additional 112,000 shares of Class A Common Stock at an exercise price of $0.60 per share. These options to purchase the 112,000 shares of Class A Common Stock are scheduled to vest over a four-year period starting June 29, 1998 in equal annual installments.



         We entered into an employment agreement with Grady Taylor dated September 8, 1998. The agreement provides for a base salary of $77,500 per annum and calls for Mr. Taylor to receive options to purchase 25,000 shares of our Common Stock at an exercise price of $2.50 per share. These options are scheduled to vest over a four-year period in equal annual installments. Mr. Taylor's employment with us is governed in accordance with the rules and regulations concerning at-will, exempt employees in the State of California.



DIRECTOR COMPENSATION



         The amount of compensation, if any, which each director is entitled to receive for services rendered to us is decided by resolution of the Board of Directors. We do not presently maintain any standard compensation arrangements with our directors, and they receive no compensation for their service as directors. In March 1998, in connection with their appointments as directors on our Board, Paul Robinson and Roderick Adams each received fully vested options to purchase 95,000 shares of our Class A Common Stock.

1999 STOCK OPTION/STOCK ISSUANCE PLAN



         Our 1999 Stock Option/Stock Issuance Plan (the "Plan"), our equity incentive plan, was adopted by the Board of Directors as of August 3, 1999. The Plan is subject to approval by our stockholders, and until such stockholder approval is obtained, no option granted under the Plan may be exercised nor shall any shares be issued under the Plan. The Plan shall be administered by the Board; however, the Board has delegated Plan administrative functions to the Executive Committee. The Plan Administrator (either the Board or the Executive Committee) shall have broad authority to administer the Plan as it deems appropriate; decisions of the Plan Administrator shall be final and binding.



         1,500,000 shares of Class B Common Stock have been reserved for issuance under the Plan. This share reserve includes of 368,513 shares of Class B Common Stock that are presently subject to outstanding options.



         The Plan is divided into two separate equity programs:

                  (i) the discretionary option grant program, under which the Plan Administrator may grant eligible persons options to purchase shares of Class B Common Stock; and

                  (ii) the stock issuance program, under which the Plan Administrator may issue shares of Class B Common Stock directly to eligible persons, either through immediate purchase of such shares or as a bonus for services rendered to us.



         Persons eligible to participate in the Plan are as follows:

                  (i) Employees;

                  (ii) non-employee members of the Board of Directors; and

                  (iii) consultants and other independent advisors who provide services to the us.



         The Plan Administrator shall have full authority to determine, (i) with respect to the grants made under the Option Grant Program, which eligible persons are to receive the option grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times when each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding, and (ii) with respect to stock issuances made under the Stock Issuance Program, which eligible persons are to receive such stock issuances, the time or times when those issuances are to be made, the number of shares to be issued to each individual, the vesting schedule (if any) applicable to the issued shares and the consideration to be paid by the individual for such shares.



         The exercise price for the options shall be payable in cash or check to Path1. Should the Class B Common Stock be registered under Section 12 of the 1934 Act at the time the option is exercised, then the exercise price may also be paid (i) in some circumstances in shares of Class B Common Stock valued at fair market value on the date of exercise, or (ii) a same-day sale program without any cash outlay by the option holder.



         The Plan does not provide for automatic acceleration of unvested shares in the event of (i) a merger or consolidation in which we are not the surviving entity, or (ii) a sale, transfer or other disposition of all or substantially all of our assets (each of which shall constitute a "Corporate Transaction"), although the Plan Administrator has discretion to grant individual options which so provide. In the event of a Corporate Transaction, all options shall be assumed or equivalent options shall be substituted by the successor corporation (or other entity) or a parent or subsidiary of such successor corporation (or other entity). If such successor does not agree to assume the options or to substitute equivalent options therefor, unless the Plan Administration shall determine otherwise, such options will expire upon such event.

         The Plan shall terminate upon the EARLIEST of (i) the expiration of the ten (10)-year period measured from the date the Plan is adopted by the Board,
(ii) the date on which all shares available for issuance under the Plan shall have been issued as vested shares or (iii) the termination of all outstanding options in connection with a Corporate Transaction. All options and unvested stock issuances outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the documents evidencing those options or issuances.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.



         On March 15, 1998, our Board of Directors authorized the creation of the Series A Convertible Preferred Stock ("Series A Preferred") which was issued to Jyra Research, Inc. ("Jyra"), a publicly-held, United Kingdom-based company, which is in the business of developing network monitoring software. The agreement provided for Jyra to make a strategic investment in Path1 and for Path1 to make a strategic investment in Jyra. Under this agreement, Path 1 exchanged ten shares of its Series A Preferred (convertible into 277,018 shares of Class A Common Stock) for 16,000 restricted common shares of Jyra. There were no other material terms to this agreement, although our Certificate of Incorporation provided for the Series A Preferred to elect two directors to our Board of Directors. These seats were occupied by Paul Robinson and Roderick Adams. Mr. Robinson, also serves as a director and Chief Executive Officer of Jyra, while Mr. Adams serves as a director and Vice President of Corporate Affairs of Jyra. Mr. Robinson and Mr. Adams each have been given fully vested options to purchase 95,000 shares of Path 1's Class A Common Stock at an exercise price of $0.60 per share as consideration for their service as directors on our Board.



         In March 1998, in connection with services provided by Michael Berns as promoter, legal counsel and as the de facto chief executive officer of Path 1, we made available to him 1,245,600 shares of Class A Common Stock for an aggregate consideration of $346. Mr. Berns arranged for these shares to be purchased by his wife, Rona Berns. Some of these shares were transferred (on a pro rata basis with the other founders) to Douglas Palmer and John Hooker upon commencement of their employment with us, leaving Rona Berns with 1,148,720 shares of Path 1 Class A Common Stock. Also, in March 1998, Michael Berns' brother, James Berns, was issued 554,400 shares of the Company's Class A Common Stock for an aggregate purchase price of $154. Some of these shares were transferred (on a pro rata basis with the other founders) to Douglas Palmer and John Hooker, and 5,000 additional shares were transferred to a member of the immediate family of James Berns. James Berns presently owns 506,280 shares of our Class A Common Stock.



         James Berns is a partner in the law firm of Berns & Berns. Berns & Berns acted as general counsel to us from early 1998 through April 1999. We believe that during this time Michael Berns was also a partner in Berns & Berns. James Berns and Michael Berns deny that he was, and the matter is currently a subject of the litigation brought by us. See "Legal Proceedings" below. Berns & Berns charged us $42,339 in legal fees for 1998 and approximately $29,000 in legal fees for 1999.



LEGAL PROCEEDINGS.



         On September 20, 1999, we filed a complaint in the San Diego County (Calif.) Superior Court against (i) Michael Berns, who at various times has held the positions of Chairman of the Board, Executive Chairman and Chief Executive Officer of Path 1, (ii) Franklin Felber, former Treasurer and a former director,
(iii) James Berns, a current director and former Secretary, (iv) Rona Berns, wife of Michael Berns and holder of record of 1,148,720 shares of Class A Common Stock, and (v) the law firm of Berns & Berns, former general counsel to Path 1.



         Our complaint is for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing, and unfair business practices, primarily in connection with the allocation of founders' stock of Path 1. We are seeking damages and/or the return of stock.



         On November 29, 1999, Felber filed a cross-complaint against us, Ronald Fellman, Douglas Palmer, Roderick Adams and Jyra for fraud, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and misrepresentation in connection with the grant in January 1999 by Felber and the exercise in July 1999 by assignees of Jyra of a private option to purchase from Felber, for $4.00 per share, 255,640 shares of Path 1 Class A Common Stock. This private, irrevocable option was granted by Felber to Jyra pursuant to an option agreement executed in January 1999 in connection with a lock-up agreement signed by our major stockholders. This option granted Jyra the right to purchase 30,000 shares of Class A Common Stock from Felber at any point during February 1999, and upon purchase of these 30,000 shares of Class A Common Stock, Jyra was automatically granted the right to purchase the additional 225,640 shares of Class A Common Stock subject to the option. The cross-complaint seeks an unspecified amount of compensatory and punitive damages.



         The present and former officers and directors of Path 1 under this complaint and cross-complaint are seeking indemnification and advancement of defense expenses from us. Michael Berns, James Berns and Felber sued us in Delaware Chancery Court on November 9, 1999 to seek to enforce their asserted rights to indemnification and advancement.



         On February 3, 2000, we entered into a 45-day litigation standstill agreement, or truce, with all of the defendants except Franklin Felber.



MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS



         Our Class A Common Stock is quoted on the OTC Bulletin Board under the symbol "PNWK". We do not know whether this meets the definition of an "established public trading market" for our Class A Common Stock. We are also listed on the Third Segment of the Frankfurt Stock Exchange.



         The following table sets forth the high and low bid prices for our Class A Common Stock on the OTC Bulletin Board for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.




                                                                 1999                           1998
                                                     --------------------------       --------------------------
                                                        high             low            high              low
                                                     ---------        ---------       ---------        ---------
         Quarter ended March 31                        8.1250           3.5625                -               -
         Quarter ended June 30                         16.625           6.8750                -               -
         Quarter ended September 30                    12.500           8.1250           2.8750          2.2500
         Quarter ended December 31                     14.500           9.0000           6.0000          2.6250




         As of January 24, 2000, there were approximately 107 shareholders of record of our 6,086,651 issued and outstanding shares of Class A Common Stock, and there were no outstanding shares of Class B Common Stock. There were also options outstanding as of January 24, 2000 to purchase 884,975 shares of Class A Common Stock and 368,513 shares of Class B Common Stock. On February 17, 2000, the last reported bid price of Path1's Class A Common Stock was $14.1875 per share on the OTC Bulletin Board.



         We currently have outstanding 5,541,351 shares of Class A Common Stock that were sold pursuant to Securities Act Rule 504 and, under the terms of Rule 504 as then in effect, did not thereby become "restricted securities". They can be resold in the public market without registration; however, 3,304,738 of such shares are held by persons who currently are affiliates of Path 1, so such shares cannot be resold now without compliance with Rule 144's volume limitation and current public information requirements. The remaining shares of Class A Common Stock held by existing stockholders are "restricted securities" as that term is defined by Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rule 144 under the Securities Act or otherwise. None of such restricted securities has yet been held for a full year, so none is yet eligible for public resale under Rule 144; and because no exemption from registration would be available for them other than Rule 144, they currently cannot be sold unless they are registered. Of these shares, 419,500 will become available for public resale under Rule 144 three months after the effective date of this Form 10, and the remainder will become eligible at various points beginning June 2000 one year after they were purchased.



         We have not paid any cash dividends on our Class A Common Stock and do not presently intend to do so. Future dividend policy will be determined by our Board of Directors on the basis of earnings, capital requirements, financial condition and other factors deemed relevant.

RECENT SALES OF UNREGISTERED SECURITIES.


         The following discussion describes all securities sold by us within the past three years without registration.


         From inception through March 1998, we issued 3,600,000 shares of Class A Common Stock to founders for nominal consideration pursuant to Rule 504 under the Securities Act.



         In March 1998, the Board of Directors authorized a private placement under which we sold 1,614,833 shares of Class A Common Stock at $0.60 per share to accredited institutional and individual investors in the United States and Europe. The offering was closed in May 1998. In connection with the offering, we issued 49,500 shares of Class A Common Stock to LTR Consultancy as payment for finders fees and incurred other offering-related expenses of $18,726. These shares of Class A Common Stock were sold pursuant to Rule 504, promulgated under the Securities Act. We relied on the fact that under $1,000,000 was raised in the offering to make this exemption available.



         In February 1999, the Board of Directors authorized a private placement under which we sold 419,500 shares of Class A Common Stock at $4 per share to accredited institutional and individual investors in Europe. This offering was closed in April 1999. In connection with this offering, we paid commissions to LTR Consultancy consisting of (i) cash payments equal to 5% of the subscription funds received and (ii) options to purchase 20,975 shares of our Class A Common Stock. The Class A Common Stock was sold pursuant to Rule 505, promulgated under the Securities Act. We relied on the fact that under $5,000,000 was raised in the offering and the number and nature of the purchasers, together with compliance with the other requirements of the Rule, to make the exemption available.



         In May 1999, the Board of Directors authorized a private placement of up to 1,250,000 shares of our Class A Common Stock at a price of $8 per share to accredited European investors. This offering was expanded on July 23, 1999 to include accredited investors located in the United States. The offering is authorized to continue for up to twenty-four months from its inception. As of January 24, 2000, we have sold 125,800 shares to accredited institutional and individual investors, primarily in Europe; and sales continue. In connection with this offering, we agreed to pay LTR Consultancy a cash commission equal to five (5%) of the subscription funds received from the sale of the Class A Common Stock to investors located by that firm, plus options to purchase 625 shares of Class A Common Stock (at an exercise price of $8 per share) for each $100,000 of such subscription funds received. The Class A Common Stock is being sold pursuant to Rule 506, promulgated under the Securities Act. We relied upon the number and nature of the purchasers, together with compliance with the other requirements of the Rule, to make the exemption available.



DESCRIPTION OF SECURITIES.



GENERAL



         We are authorized to issue 30,000,000 shares of common stock, $0.001 par value per share, divided into two series designated "Class A Common Stock" (20,000,000 shares) and "Class B Common Stock" (10,000,000 shares), and ten (10) shares of preferred stock, designated "Series A Preferred Stock", $0.001 par value per share. The following describes the Company's capital stock but does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and our bylaws, and by the provisions of applicable Delaware law.



AMENDMENTS TO THE CERTIFICATE OF INCORPORATION



         Our initial Certificate of Incorporation, filed January 30, 1998, authorized 1,000 shares of an undivided class of common stock, par value $0.001, all of which were issued to our founders. In March 1998, we amended the Certificate of Incorporation to authorize 20,000,000 shares of an undivided class of common stock, par value $0.001 per share. Simultaneously, we authorized a 3,600-to-1 forward split of all of the outstanding shares of common stock as of that date, thus increasing the number of shares of our outstanding common stock from 1,000 shares to 3,600,000 shares of common stock.

         In April 1999, we amended the certificate of incorporation further to authorize thirty million (30,000,000) shares of common stock, divided into two series: Class A Common Stock and Class B Common Stock. The Class A Common Stock maintained the same rights, preferences and privileges as the original common stock; the amended Certificate of Incorporation simply renamed that original security. The Class B Common Stock, a junior common stock, was designed to be used principally in connection with recruitment of new employees and as a method of providing incentives to existing employees.



SERIES A PREFERRED STOCK



         All ten (10) authorized shares of Series A Preferred Stock were issued to Jyra Research, Inc. and were, in accordance with their terms, voluntarily converted into a total of 277,018 shares of Class A Common Stock in December 1999. The shares of Series A Preferred Stock cannot be reissued. We intend to seek stockholder approval for an amendment to the Certificate of Incorporation to eliminate the Series A Preferred Stock authorization.



CLASS A COMMON STOCK



         The holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, any dividend payable out of funds legally available for that purpose. Upon liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock shall share ratably in the proceeds in proportion to the total amounts to which the holders of all Class A Common Stock are entitled upon such liquidation, dissolution or winding up.



         The holders of Class A Common Stock will be entitled to one vote for each share held of record on all matters to be voted on by the stockholders, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except when applicable law requires a greater vote, matters brought before the stockholders at annual or special meetings must be approved by a majority of the issued and outstanding shares of Class A Common Stock present in person or by proxy and entitled to vote at such meeting (provided a quorum is present). The consent of the stockholders of the Company may be obtained in lieu of a meeting, provided that the holders of a majority of all of the issued and outstanding shares of Class A Common Stock entitled to vote on such matters consent in writing to such corporate action being taken. Special meetings may be called by one-fourth of the shares of Class A Common Stock of the Company issued and outstanding and entitled to vote at such meeting. The Class A Common Stock is not redeemable. All outstanding shares of Class A Common Stock are fully paid and nonassessable.



CLASS B COMMON STOCK



         The Class B Common Stock has no voting rights (except as expressly required by law) and is non-assignable and non-transferable. The Class B Common Stock is not redeemable and is not entitled to receive dividends. Upon liquidation, dissolution or winding up of Path 1, the rights of the holders of the Class B Common Stock to receive any distributions shall be subordinate to holders of the Class A Common Stock.



        In addition, the Class B Common Stock will be automatically converted into Class A Common Stock on a 1-for-1 basis upon the occurrence of any of the following events:

        1. We are sold (including merger, consolidation or other change of control) or we sell, lease or license all or substantially all of our assets;

        2. We generate revenues from operations equal to $10 million and report earnings of at least $2 million in any year before interest, taxes, depreciation, amortization and extraordinary items; or

        3. There is a $25 million underwritten offering of our Class A Common Stock.

POSSIBLE ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS AND STATUTES

BYLAWS


          Our Bylaws state that special meetings of the stockholders may be called by the President, the Board of Directors, or one-fourth of the shares of Class A Common Stock issued and outstanding and entitled to vote at such meeting. These limitations may defer the calling of a meeting at which a change of control might be effected.


DELAWARE TAKEOVER STATUTE

         We are subject to Section 203 of the Delaware General Corporation Law which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder--defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock--for a period of three years following the time that such stockholder became an interested stockholder, unless:

         - prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         - at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines business combination to include:

         - any merger or consolidation involving the corporation and the interested stockholder;

         - any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;

         - subject to exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

         - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

         - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.


TRANSFER AGENT AND REGISTRAR



         Our registrar and transfer agent for the Class A Common Stock is Registrar and Transfer Company.



INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Our Certificate of Incorporation and Bylaws contain provisions authorizing indemnification of and advancement of expenses to officers and directors. The indemnities provided by our charter documents (i) shall continue as to a person who has ceased to be a director or officer, (ii) shall inure to the benefit of his heirs, executors and administrators, and (iii) shall not be deemed to limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the Bylaws, by agreement, vote of the stockholders or disinterested directors or otherwise.

         Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. We purchased and presently maintain insurance on behalf of our officers and directors.

         We are currently engaged in litigation in which certain former and present directors and officers seek indemnification under the Delaware General Corporation Law and our charter documents for claims brought against them by us.


FINANCIAL DATA AND SUPPLEMENTARY DATA.


         See attached financial statements beginning on page F-1.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

FINANCIAL STATEMENTS AND EXHIBITS.


         (a) FINANCIAL STATEMENTS FILED AS PART OF THE REGISTRATION STATEMENT.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                          Index to Financial Statements


        Period from January 30, 1998 (inception) to December 31, 1998 and the twelve months ended December 31, 1999 (unaudited)


                                       CONTENTS



                                                                                                    Page
                                                                                                    ----
Report of Ernst & Young LLP, Independent Auditors....................................................F-2

Financial Statements

Balance Sheets as of December 31, 1998 and September 30, 1999 (unaudited)............................F-3

Statements of Operations for the period from January 30, 1998 (inception) to
December 31, 1998 and the twelve months ended December 31, 1999 (unaudited)..........................F-4

Statements of Stockholders' Equity for the period from January 30, 1998
(inception) to December 31, 1998 and the twelve months ended
December 31, 1999 (unaudited)........................................................................F-5

Statements of Cash Flows for the period from January 30, 1998 (inception) to
December 31, 1998 and the twelve months ended December 31, 1999 (unaudited)..........................F-6

Notes to Financial Statements........................................................................F-7


                  Report of Ernst & Young LLP, Independent Auditors



                                    [TO COME]

                           PATH 1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)

                                    BALANCE SHEETS



                                                                          December 31, 1998     December 31, 1999
                                                                          -----------------     -----------------
                                                                                         (unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                                $   119,394             $
    Deposits and prepaid expenses                                                 10,125
                                                                             -----------             ----------
Total current assets                                                             129,519
Property and equipment, net
    Computer equipment                                                            65,238
    Furniture and office equipment                                                 7,449
    Accumulated depreciation                                                     (19,012)
                                                                             -----------             ----------
                                                                                  53,675
Investment in Jyra Research, Inc.                                                128,400
                                                                             $   311,594             $
                                                                             ===========             ==========
LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
    Accounts payable and accrued liabilities                                 $    55,342             $
                                                                             -----------             ----------
Total current liabilities                                                         55,342

Commitments
Stockholders' equity:
    Series A convertible preferred stock, $0.001 par value; shares authorized -
      10; shares issued and outstanding - 10
      at December 31, 1998 and September 30, 1999 (unaudited)                          -                      -
    Common stock, $0.001 par value; shares authorized -
      20,000,000; shares issued and outstanding - 5,264,333
      at December 31, 1998; shares issued and outstanding
      - 5,771,133 at September 30, 1999 (unaudited)                                5,264
    Additional paid-in capital                                                 1,452,447
    Accumulated other comprehensive loss                                         (18,320)
    Deficit accumulated during the development stage                          (1,183,139)
                                                                             -----------             ----------
Total stockholders' equity                                                       256,252
                                                                             -----------             ----------
                                                                             $   311,594             $
                                                                             ===========             ==========



SEE ACCOMPANYING NOTES.

                           PATH 1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)

                               STATEMENTS OF OPERATIONS



                                                                                  Period from
                                                         ------------------------------------------------------
                                                         January 30, 1998 (inception)         Twelve months ended
                                                             to December 31, 1998              December 31, 1999
                                                         ----------------------------       ---------------------
                                                                                   (unaudited)
Operating expenses:
    Research and development                                     $    600,035                       $
    Sales and marketing                                               291,698
    General and administrative                                        298,529
                                                                 ------------                       -------------
Total operating expenses                                           (1,190,262)
Interest income, net                                                    7,123
                                                                 ------------                       -------------
Net loss                                                         $ (1,183,139)                      $
                                                                 ============                       =============
Net loss per share
(Basic and Diluted)                                              $      (0.25)                      $
                                                                 ============                       =============
Weighted average shares used in
    computing net loss per share
    (Basic and Diluted)                                             4,712,194
                                                                 ============                       =============



SEE ACCOMPANYING NOTES.

                           PATH 1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)

                          STATEMENTS OF STOCKHOLDERS' EQUITY



                                                       Series A Convertible                               Additional
                                                          Preferred Stock             Common Stock          Paid-In
                                                        Shares        Amount       Shares       Amount      Capital
                                                       --------      -------      ---------   ---------     ----------
Balance at inception on January 30, 1998                     -       $     -            -     $       -     $        -
   Issuance of common stock at par to founders
     for cash in February 1998                               -             -      3,600,000       3,600         (2,500)
   Issuance of Series A convertible preferred
     stock in exchange for stock in Jyra
     Research, Inc. in April 1998                           10             -            -             -        146,720
   Issuance of common stock at $0.60 per share
     for cash from March through May 1998, net
     of issuance costs of $48,426                            -             -      1,664,333       1,664        966,176
   Transfer of common stock to employees by
     principal stockholders                                  -             -            -             -        330,400
   Issuance of stock options to consultants for
     services                                                -             -            -             -         11,651
   Unrealized loss on investment
     in Jyra Research, Inc.                                  -             -            -             -              -
   Net loss from inception through December 31,
     1998                                                    -             -            -             -              -
                                                       --------      -------      ---------   ---------     ----------
Balance at December 31, 1998                                10       $     -      5,264,333     $ 5,264     $1,452,447
   Issuance of common stock at $4.00 per share for
     cash from March to April 1999, net of issuance
     costs of $82,492 (unaudited)
   Issuance of common stock at $8.00 per share for
     cash from July to Sept 1999, net
   of issuance costs of $821 (unaudited)
   Issuance of stock options to consultants for
     services (unaudited)
   Unrealized loss on investment
     in Jyra Research, Inc. (unaudited)
   Net loss for twelve months ended
     December 31, 1999 (unaudited)
                                                       --------      -------      ---------   ---------     ----------
Balance at December 31, 1999 (unaudited)                             $                          $           $
                                                       ========      =======      =========   =========     ==========


                                                                                     Deficit
                                                                    Other          Accumulated
                                                                Comprehensive      During The          Total
                                                                   Income          Development     Stockholders'
                                                                   (Loss)             Stage            Equity
                                                                -------------      -----------      ------------
Balance at inception on January 30, 1998                        $           -      $         -      $          -
   Issuance of common stock at par to founders
     for cash in February 1998                                              -                -             1,100
   Issuance of Series A convertible preferred
     stock in exchange for stock in Jyra
     Research, Inc. in April 1998                                           -                -           146,720
   Issuance of common stock at $0.60 per share
     for cash from March through May 1998, net
     of issuance costs of $48,426                                           -                -           967,840
   Transfer of common stock to employees by
     principal stockholders                                                 -                -           330,400
   Issuance of stock options to consultants for
     services                                                               -                -            11,651
   Unrealized loss on investment
     in Jyra Research, Inc.                                           (18,320)               -           (18,320)
   Net loss from inception through December 31,
     1998                                                                   -       (1,183,139)       (1,183,139)
                                                                -------------      -----------      ------------
Balance at December 31, 1998                                    $     (18,320)     $(1,183,139)     $    256,252
   Issuance of common stock at $4.00 per share for
     cash from March to April 1999, net of
     issuance costs of $82,492 (unaudited)
   Issuance of common stock at $8.00 per share for cash
     from July to Dec 1999, net of issuance costs of $821
     (unaudited)
   Issuance of stock options to consultants for
     services (unaudited)
   Unrealized loss on investment
     in Jyra Research, Inc. (unaudited)
   Net loss for nine months ended December 31,
     1999 (unaudited)
                                                                -------------      -----------      ------------
Balance at December 31, 1999 (unaudited)                        $                  $                $
                                                                =============      ===========      ============



SEE ACCOMPANYING NOTES.

                           PATH 1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)

                               STATEMENTS OF CASH FLOWS



                                                                                      Period from
                                                                     ----------------------------------------------
                                                                       January 30, 1998
                                                                         (inception)            Twelve Months Ended
                                                                     to December 31, 1998        December 31, 1999
                                                                     --------------------       -------------------
                                                                                                    (unaudited)
OPERATING ACTIVITIES
Net loss                                                                  $(1,183,139)                $
Adjustments to reconcile net loss to net cash used for
operating activities:
   Depreciation and amortization                                               19,012
   Common stock issued to employees by principal stockholders                 330,400
   Common stock options issued for services                                    11,651
   Changes in operating assets and liabilities:
     Deposits and prepaid expenses                                            (10,125)
     Accounts payable and accrued liabilities                                  55,342
                                                                          -----------                 ----------
Net cash flows used for operating activities                                 (776,859)

INVESTING ACTIVITIES

Purchases of property and equipment                                           (72,687)
                                                                          -----------                 ----------

Net cash flows used for investing activities                                  (72,687)

FINANCING ACTIVITIES

Issuance of common stock for cash, net                                        968,940
                                                                          -----------                 ----------

Net cash flows provided by financing activities                               968,940
Net increase in cash and cash equivalents                                     119,394
                                                                          -----------                 ----------
Cash and cash equivalents at inception  -                                     119,394
                                                                          -----------                 ----------
Cash and cash equivalents at end of period                                $   119,394
                                                                          ===========                 ==========
SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING ACTIVITIES:
Issuance of Series A convertible preferred stock in exchange for investment
   in Jyra Research, Inc.                                                 $   146,720                 $
                                                                          ===========                 ==========


SEE ACCOMPANYING NOTES.

                           PATH1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)

                            NOTES TO FINANCIAL STATEMENTS



                                      [OMITTED]

                           PATH1 NETWORK TECHNOLOGIES INC.
                            (A DEVELOPMENT STAGE COMPANY)




Exhibits
--------
3.1               Certificate of Incorporation, as amended

3.2*              Bylaws

10.1*             Option Agreement Between Franklin S. Felber and Jyra Research,
                  Inc. dated January 25, 1999.

10.2*             Lock-Up Agreement dated January 25, 1999

10.3*             Lease Agreement between us and Spieker Properties, L.P. dated
                  April 10, 1999

10.4*             Employment Agreement between us and Yendo Hu dated August 31,
                  1999

 10.5*            1999 Stock Option/Stock Issuance Plan

 10.6*            Form of Notice of Grant/Stock Option Agreement under the 1999
                  Stock Option/Stock Issuance Plan

10.7* Form of Notice of Grant/Stock Option Agreement other than under the 1999 Stock Option/Stock Issuance Plan


10.8*             Agreement with Doctor Design, Inc. dated June 4, 1999




* Previously filed.



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PATH 1 NETWORK TECHNOLOGIES INC.

Date:    February 21, 2000         By    /s/ Ronald D. Fellman
                                         ---------------------

                                         Ronald D. Fellman
                                         President, Chief Executive Officer and
                                         Chairman of the Board